10/28


03032963

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hanson Eastern Holdings Limited

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS


PROCESSED

FILE NO. 82- 4152 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DATE: 10/29/03



恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

ANNUAL REPORT 2002/2003

CONTENTS

CORPORATE INFORMATION

BOARD OF DIRECTORS

Executive Directors

Kwong Wai Tim, William *(Managing Director)*
Yau Shum Tek, Cindy
Lai Ming Wai
Terrence Lai

Independent Non-executive Directors

Lam Ping Cheung
Kwong Kai Sing, Benny

COMPANY SECRETARY

Lee Yip Wah, Peter

AUDITORS

Deloitte Touche Tohmatsu

PRINCIPAL BANKERS

The Hongkong and Shanghai
Banking Corporation Limited
Bank of China (Hong Kong) Limited
Wing Hang Bank, Ltd.

PRINCIPAL LEGAL ADVISERS

Hong Kong

Richards Butler

Cayman Islands

Maples and Calder

REGISTERED OFFICE

P.O. Box 309
George Town
Grand Cayman
Cayman Islands
British West Indies

PRINCIPAL PLACE OF BUSINESS

Suite 2601-2603
26/F., China Resources Building
26 Harbour Road
Wanchai
Hong Kong

SHARE REGISTRAR AND TRANSFER OFFICE IN HONG KONG

Secretaries Limited
G/F., Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

WEBSITE

http://www.hansomeastern.com

TRADING OF SHARES

The Stock Exchange of Hong Kong Limited
(Stock Code: 279)

American Depositary Receipts
(Trading Symbol: HEGGY)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Hansom Eastern (Holdings) Limited (the "Company") will be held on Friday, 5th September, 2003 at Function Room III, City Garden Hotel, 9 City Garden Road, North Point, Hong Kong at 9:00 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors of the Company for the year ended 31st March, 2003.

2. To re-elect directors of the Company and to fix their remuneration.

3. To re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company and to authorise the board of directors of the Company to fix their remuneration.

By Order of the Board
Hansom Eastern (Holdings) Limited
Kwong Wai Tim, William
Managing Director

Hong Kong, 23rd July, 2003

Notes:

1. The register of members of the Company will be closed from Wednesday, 3rd September, 2003 to Friday, 5th September, 2003, both days inclusive, during which period no transfer of shares will be registered. In order to be a member of the Company entitled to attend and vote at the annual general meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrar, Secretaries Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by no later than 4:00 p.m. on Tuesday, 2nd September, 2003.

2. To be valid, the instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney authorised in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

3. Any member of the Company entitled to attend and vote at the meeting shall be entitled to appoint another person as his proxy to attend and vote instead of him. A proxy duly appointed pursuant to the articles of association of the Company is entitled to vote on a show of hands at the meeting. On a poll votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

4. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority must be deposited at the Company's share registrar, Secretaries Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid.

5. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

6. A form of proxy for use at the annual general meeting is enclosed with this Annual Report.

MANAGEMENT'S REPORT

FINAL RESULTS

For the year ended 31st March, 2003, the Group recorded a turnover of HK$51,493,000 (2002: HK$240,683,000) and a loss of HK$43,684,000 (2002: HK$47,675,000). Loss per share was HK1.4 cents (2002: HK2.2 cents). Turnover for the year decreased as sales revenue of the loss-making pharmaceutical, health products and foodstuffs ("PHF") operations disposed of in November 2001 constituted a significant portion of the Group's previous year turnover, whereas loss for the year, reduced by 8% compared to last year, represented mainly the overall loss recorded for the Group's investment activities.

The directors of the Company (the "Directors") do not recommend the payment of a final dividend for the year.

OPERATIONS REVIEW

For the year under review, the Group continued to engage in four major business segments, namely, provision of finance, trading of securities, property holding and investment, and investment activities. The Company's 66.7% owned subsidiary engaged in the manufacturing of global positioning security system and devices in the People's Republic of China (the "PRC") is on schedule to set up its production facilities, full-scale operations is expected to commence next year.

During the year, the Group made a new investment through acquiring a 22.5% interest in a pharmaceutical company, Xi'an Yizhiliu Pharmaceutical Co., Ltd. ("Yizhiliu"), for a consideration of HK$40,000,000. Yizhiliu is operating in Xian, the PRC and currently has over 10 medical products being marketed and distributed across over 30 provinces, autonomous regions and cities in the PRC. The production plant of Yizhiliu meets the Good Manufacturing Practice (GMP) standard. Its products can be broadly categorized for medical treatment of cardiac, cerebral, blood vessels and digestive systems as well as nutrition supplement products. Yizhiliu was established in 1991 and has continued to be profitable for the past years.

Compared to last year, the Group's turnover, cost of sales and administrative expenses all decreased considerably and no distribution costs were recorded. These were mainly attributed to the disposal of the loss-making PHF operations as mentioned, which also partly accounted for the reduction of the Group's operational loss by 40% to HK$43,086,000 (2002: HK$72,186,000).

Provision of Finance

The Group's money lending business continued to report encouraging results. Turnover and profit of this business segment rose to HK$15,528,000 (2002: HK$6,533,000) and HK$14,415,000 (2002: HK$5,869,000) respectively and showing significant increases of 138% and 146% over last year. In light of the impressive performance of this operation throughout the year, additional financial resources had been allocated to this segment and resulted in an expanded loan portfolio compared to last year. The Directors will continue to closely monitor the performance of this operation so as to maintain its profit contribution to the Group's future results.

Trading of Securities

The Group had not been active in its securities business throughout the year mainly due to uncertainties clouding the Hong Kong economy and investment market. Turnover from sales of securities decreased to HK$2,959,000 (2002: HK$66,259,000) and a small loss of HK$177,000 (2002: HK$9,504,000) was incurred by the operation.

Property Holding and Investment

The Group's property segment reported a profit of HK$1,704,000 in contrast to last year's loss of HK$11,105,000. The improved results were primarily attributable to the absence of provision and valuation deficits totalled HK$11,680,000 recorded last year and increase in rental income received this year.

During the year, the Group entered into an agreement to dispose of its office and apartment units in Shun Hing Square, Shenzhen, the PRC which were held for resale purpose for a consideration of HK$30,000,000, equivalent to the aggregate carrying value of the properties. The Directors were of the view that the disposal was in the best interests of the Group, given that the properties were considered to have limited prospect of value growth, and that the disposal would enable the Group to redeploy financial resources to other profitable business opportunities. A deposit of HK$2,000,000 was received during the year, the remaining consideration of HK$28,000,000 was recorded as other receivable at the balance sheet date and was subsequently settled.

In May 2003, the Group entered into another agreement to dispose of a subsidiary which owns the rights to acquire part of the shopping mall of Metropolitan Plaza in Shenzhen for a cash consideration of HK$500,000 and the benefits under a profit sharing arrangement. Details of which are set out in the Company's announcement dated 13th May, 2003.

Investment Activities

Income from investment activities decreased to HK$87,000 (2002: HK$5,117,000) mainly because all convertible note investments held by the Group were redeemed during the year. Overall loss of the Group's investment activities amounted to HK$47,753,000 (2002: HK$34,272,000), and was primarily attributed to the impairment provision made against an investment in a software company. The company focuses on designing property management system for large scale residential project and has been active in developing the PRC property market. However, the company has encountered certain difficulties, including intense competition in terms of price and quality for products delivered, in achieving its business goals. In light of uncertain business prospects and weak financial position of the software company, the Directors resolved that an impairment provision of HK$45,000,000 be made against this investment.

Employees and Remuneration Policy

As at 31st March, 2003, the Group employed a working team of about 20 staff members (including directors). Staff costs incurred during the year, including directors' emoluments, amounted to HK$7,920,000 (2002: HK$44,330,000). The decrease in staff costs was mainly due to the substantial reduction in headcount following the disposal of the PHF operations in November 2001.

The remuneration policy of the Group is to reward its employees based on their qualifications, experience, work performance and prevailing market conditions. Remunerations of employees are generally reviewed on an annual basis. Remuneration packages, include granting of share options, are structured to motivate individual performance and contribution to the Group.

FINANCIAL REVIEW

Liquidity and Financial Resources

Throughout the year, the Group's liquidity position continued to be strong. As at 31st March, 2003, net current assets of the Group amounted to HK$404,165,000 (2002: HK$438,202,000) with bank balances and cash totalled HK$96,391,000, representing an increase of 127% (2002: HK$42,404,000) over last year. The increase was mainly due to redemptions of convertible note investments held by the Group and refund of certain deposits paid last year for investment projects. Surplus cash of the Group, when considered appropriate, was placed at banks as time deposits for earning interests.

The Group was also in net cash position as at 31st March, 2003 with bank balances and cash net of bank borrowings equal to HK$95,912,000. Bank borrowings of the Group, comprised of unsecured bank overdrafts of HK$479,000, were denominated in Hong Kong dollars and bore commercial floating interest rates. Unutilized banking facilities available to the Group was about HK$4,500,000 in total at year end.

In light of the amount of liquid assets on hand as well as banking facilities available, the Directors considered that the Group has sufficient financial resources to meet its ongoing operational requirements.

Pledge of Assets

As at 31st March, 2003, listed securities with aggregate carrying value of HK$2,519,000 were pledged to secure a margin facility granted by a securities company under ordinary securities trading arrangement. Commercial interest was charged for the margin loan.

Capital Commitment

As at 31st March, 2003, the Group had an outstanding commitment of HK$170,913,000 representing the total consideration payable under an acquisition agreement for part of the shopping mall of Metropolitan Plaza situated in Shenzhen, the PRC. As mentioned above, the Group entered into an agreement in May 2003 to dispose of a subsidiary which owns the rights to acquire such property for a cash consideration of HK$500,000 and the benefits under a profit sharing arrangement. Following the disposal of the subsidiary, the Group ceased to have any obligations under the said acquisition agreement.

Foreign Currency Management

The assets and liabilities and business transactions of the Group are mainly carried at and conducted in Hong Kong dollars and Renminbi. As the exchange rate of Hong Kong dollars to Renminbi has been stable, the Directors are of the view that the Group's exposure to exchange rate risk is not significant.

Shareholders' Funds

Shareholders' funds of the Group amounted to HK$460,432,000 as at 31st March, 2003 (2002: HK$504,116,000), equivalent to a net asset value of approximately HK14.8 cents (2002: HK16.2 cents) per share of the Company. The decrease of shareholder's funds was attributable to the loss incurred by the Group for the year.

BUSINESS PROSPECTS

During the year under review, the management has step up its efforts in restructuring the Group's investment portfolio with the view to enhance the overall performance of the Group. The primary goals of the management is to promote profitability and growth of all existing business segments, and to enter into new ventures with good potential that are expected to add substantial value to the Group. Looking ahead, the Group will continue to pursue, though prudently, attractive investment opportunities in the Mainland and Hong Kong, particularly those that are well poised to take advantage of the continuing strong growth of the China's economy and those that will be benefited by the introduction of the Closer Economic Partnership Arrangement (CEPA).

APPRECIATION

The year under review was another challenging year for the Group. On behalf of the Board of Directors, I would like to thank all management and staff for their hard work and dedicated efforts throughout the year and look forward to their support in the years ahead.

On behalf of the Board

Kwong Wai Tim, William
Managing Director

Hong Kong, 23rd July, 2003

Brief Biography of Directors

Mr. Kwong Wai Tim, William, aged 46, joined the Company as the Managing Director in November 2000. He is in charge of the overall strategic planning and public relation of the Group. He holds a MBA degree from the University of Oregon, U.S.A.. Mr. Kwong has over 15 years of experience in banking and corporate finance gained with major international financial institutions including Citicorp, Bankers Trust, Credit Lyonnais Asia Limited and The New China Hong Kong Capital Limited. He was a member of the Council of The Stock Exchange of Hong Kong Limited from 1995 to 1997 and a Director and Chairman of the Finance Committee of Hong Kong Securities Clearing Company Limited from 1996 to 1997. He was an Executive Director of 139 Holdings Limited from August 1998 to August 2000 and was a Director of IFTA Pacific Holdings Limited from July 1999 to March 2000.

Ms. Yau Shum Tek, Cindy, aged 33, joined the Company as an Executive Director in November 2000. She is in charge of the overall management and administration of the Group. Ms. Yau graduated from Chong Qing Nursing School (重慶市衛生學校) and has extensive experience in trading of domestic electrical appliances and property development in Mainland China. Ms. Yau is a substantial shareholder of the Company as disclosed in the section headed "Substantial Shareholders" in the Directors' Report.

Mr. Lai Ming Wai, aged 44, joined the Company as an Independent Non-executive Director in November 2000 and was redesignated as Executive Director in January 2001. He is in charge of the business development and new projects/investments of the Group. He graduated from The University of Hong Kong with a Bachelor in Social Sciences degree. Mr. Lai was the Vice President of the Bank of America and was involved in developing the bank's business in Mainland China. He has over 18 years of experience in banking and international finance.

Mr. Terrence Lai, aged 46, joined the Company as an Executive Director in November 2000. He is in charge of the corporate planning and treasury of the Group. Mr. Lai holds a Bachelor of Administration degree and is a member of the Society of Management Accountants of Ontario, Canada. He has over 20 years of experience in management, finance and corporate development in Hong Kong and Canada.

Mr. Lam Ping Cheung, aged 51, joined the Company as an Independent Non-executive Director in November 2000. Mr. Lam holds a Bachelor in Social Science degree from The Chinese University of Hong Kong. He is a solicitor and sole-proprietor of Messrs. Andrew Lam & Co.. He is also an Independent Non-executive Director of Golden Resources Development International Limited, Kith Holdings Limited, Ngai Lik Industrial Holdings Limited, China United International Holdings Limited, Qualipak International Holdings Limited, and Unity Investments Holdings Limited, which are publicly listed companies in Hong Kong.

Mr. Kwong Kai Sing, Benny, aged 44, joined the Company as an Independent Non-executive Director in February 2001. Mr. Kwong graduated from Simon Fraser University in British Columbia, Canada with a Bachelor degree in Arts. He held senior positions with major international banks in Hong Kong in their respective lending departments and China department for many years. For the past 9 years, he has served as executive director of over 10 publicly listed companies in Hong Kong, Canada and the United Kingdom. Mr. Kwong has extensive knowledge in corporate finance and banking. He was an appointed member of the China People's Political Consultative Committee of the Hubei Province in 1995-1996 and is an honorary advisor of the Hubei Province Chamber of Commerce. Mr. Kwong is the Chairman and an Executive Director of Heritage International Holdings Limited, which is a publicly listed company in Hong Kong.

All Executive Directors are regarded as members of the Group's senior management.

The directors present their annual report and the audited financial statements for the year ended 31st March, 2003.

PRINCIPAL ACTIVITIES

The Company is an investment holding company and provides corporate management services.

The activities of the Company's principal subsidiaries at 31st March, 2003 are set out in note 40 to the financial statements.

RESULTS

The results of the Group for the year are set out in the consolidated income statement on page 16.

No dividend was paid by the Company during the year. The directors do not recommend the payment of a final dividend for the year.

RESERVES

Details of movements during the year in the reserves of the Group and the Company are set out in the consolidated statement of changes in equity on page 20 and note 31 to the financial statements, respectively.

In accordance with the Company's Articles of Association, dividends shall be payable out of the profits or other reserves of the Company. The Company's reserves available for distribution to the Company's shareholders comprise share premium, capital redemption reserve, contributed surplus, distributable reserve and accumulated losses which in aggregate amounted to HK$429,232,000 at 31st March, 2003.

INVESTMENT PROPERTIES

The investment properties of the Group were revalued at 31st March, 2003 by an independent firm of professional property valuers, on an open market value basis at HK$5,800,000. This valuation gives rise to a deficit of HK$200,000 which has been charged to the consolidated income statement. Details are set out in note 15 to the financial statements.

PROPERTY, PLANT AND EQUIPMENT

Details of the movements during the year in the property, plant and equipment of the Group and the Company are set out in note 16 to the financial statements.

SHARE CAPITAL

Details of the share capital of the Company are set out in note 29 to the financial statements.

SHARE OPTION SCHEMES

In order to comply with the requirements of the Rules Governing the Listing of the Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), the Company adopted a new share option scheme (the "New Scheme") to replace its original share option scheme adopted on 2nd July, 1999 (the "Old Scheme"). The New Scheme was adopted and the Old Scheme was terminated on 23rd August, 2002 (the "Adoption Date").

The Old Scheme

The Old Scheme was for the primary purpose of providing incentive to directors and eligible employees. The Company was allowed to grant options to any full time employee including executive directors of the Company and its subsidiaries to subscribe for shares of the Company (the "Share(s)"). Upon acceptance of the option, the grantee must pay HK$1 to the Company by way of consideration for the grant.

Options granted were exercisable for a period to be notified by the board of directors of the Company (the "Board") to each grantee and in any event such period of time shall not exceed a period of ten years commencing on the date on which the option was accepted. The maximum number of Shares in respect of which options may be granted shall not exceed 10% of the issued share capital of the Company from time to time.

The subscription price for a Share under the Old Scheme was a price to be determined by the directors of the Company being the higher of the nominal value of the ordinary share of the Company or a price being not less than 80% of the average closing price of the ordinary share of the Company on the Stock Exchange as stated in the Stock Exchange's daily quotation sheets for the five trading days immediately preceding the date of the offer of the options.

The New Scheme

Subject to the provisions of the scheme, the New Scheme shall be valid and effective for a period of 10 years commencing on the Adoption Date. The primary purpose of the New Scheme is to provide participants with the opportunity to acquire proprietary interests in the Company and to encourage participants to work towards enhancing the value of the Company and its Shares for the benefit of the Company and its shareholders as a whole.

The categories of the participants under the New Scheme are any directors (including executive directors, non-executive directors and independent non-executive directors) of the Company and its subsidiaries and employees of the Group and any advisors, consultants, distributors, contractors, suppliers, agents, customers, business partners, joint venture business partners, promoters, service providers to the Group who the Board considers, in its sole discretion have contributed or will contribute to the Group.

The Board may, at its absolute discretion, made an offer to any participant to take up options. An offer is deemed to have been accepted and an option is deemed to have been granted and accepted and shall take effect when the duplicate of the offer letter comprising acceptance of the offer duly signed by the grantee and the remittance of HK$1 by way of consideration for the grant thereof is received by the Company.

The total number of Shares which may be issued upon exercise of all options granted under the New Scheme and other share option scheme(s) of the Company (excluding options lapsed) must not exceed 311,612,404 Shares, being approximately 10% of the total number of Shares in issue on the Adoption Date, except with prior approvals from the Company's shareholders. An option may be exercised during a period to be notified by the Board but may not be exercised after the expiry of 10 years after the date of grant of the option. The maximum number of Shares in respect of which options may be granted to a specifically identified single grantee under the New Scheme shall not (when aggregated with any shares subject to any other share option scheme(s) of the Company) in any 12-month period exceed 1 % of the Shares in issue. Any further grant of options in excess of this limit is subject to shareholders' approval in advance in a general meeting.

The subscription price for shares on the exercise of options under the New Scheme shall be determined by the Board in its absolute discretion but in any event shall not be less than the greater of: (i) the closing price of the Shares as stated in the daily quotations sheets issued by the Stock Exchange on the date on which an option is granted; (ii) the average closing price of the Shares as stated in the daily quotations sheets issued by the Stock Exchange for the five business days immediately preceding the date on which an option is granted; and (iii) the nominal value of a Share.

There were no options granted either under the Old Scheme or the New Scheme during the year and there were no outstanding options as at 1st April, 2002 and 31st March, 2003.

DIRECTORS AND DIRECTORS' SERVICE CONTRACTS

The directors of the Company during the year and up to the date of this report were:

Executive directors:
Kwong Wai Tim, William *(Managing Director)*
Yau Shum Tek, Cindy
Lai Ming Wai
Terrence Lai
Wang Chun Lin (resigned on 5th August, 2002)
Chen Peihua (appointed on 20th June, 2002 and resigned on 15th January, 2003)

Independent non-executive directors:
Kwong Kai Sing, Benny
Lam Ping Cheung

In accordance with Article 112 of the Company's Articles of Association, Mr. Kwong Wai Tim, William and Ms. Yau Shum Tek, Cindy will retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

The independent non-executive directors are subject to retirement by rotation in accordance with Article 112 of the Company's Articles of Association.

None of the directors being proposed for re-election at the forthcoming annual general meeting has service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN SECURITIES

At 31st March, 2003, the interests of the directors of the Company and their associates in the securities of the Company and its associated corporations, within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance"), as recorded in the register maintained by the Company pursuant to section 29 of the SDI Ordinance or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules were as follows:

Name of director	Nature of interests	Number of ordinary shares held
Yau Shum Tek, Cindy	Corporate	726,918,000 *(Note below)*

Note: At 31st March, 2003, Multiple Wealth International Limited ("Multiple Wealth") and Pacific Rim Investment Management Enterprises Limited ("Pacific Rim") held 192,318,000 ordinary shares and 534,600,000 ordinary shares of the Company respectively. Multiple Wealth and Pacific Rim are wholly-owned subsidiaries of Hastings Gold Limited ("Hastings Gold"), which in turn, is a wholly-owned subsidiary of Mainland Talent Developments Limited ("Mainland Talent"). Ms. Yau Shum Tek, Cindy wholly owns and controls Red China Holdings Limited ("Red China") and Capital Sun Industries Limited ("Capital Sun"). Capital Sun wholly owns Future Star Group Limited ("Future Star"). Each of Red China and Future Star is interested in 50% of the issued share capital of Mainland Talent. Ms. Yau Shum Tek, Cindy is deemed to be interested in 726,918,000 ordinary shares of the Company held by Multiple Wealth and Pacific Rim.

Save as disclosed above, at 31st March, 2003, none of the directors or their associates had any interests in the securities of the Company or any of its associated corporations within the meaning of the SDI Ordinance.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed under the section headed "Share option schemes" above, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debt securities (including debentures) of, the Company or any other body corporate, and none of the directors, or their spouses or children under the age of eighteen, had any right to subscribe for the securities of the Company, or had exercised any such rights during the year.

SUBSTANTIAL SHAREHOLDERS

At 31st March, 2003, the register of substantial shareholders maintained by the Company pursuant to Section 16(1) of the SDI Ordinance disclosed the following entities as having an interest of 10% or more of the issued share capital of the Company:

Name of shareholder	Nature of interests	Number of ordinary shares held		Note
		Direct interest	Deemed interest	
Multiple Wealth	Corporate	192,318,000	–	1
Pacific Rim	Corporate	534,600,000	–	1
Hastings Gold	Corporate	–	726,918,000	1
Mainland Talent	Corporate	–	726,918,000	1 and 2
Future Star	Corporate	–	726,918,000	1 and 2
Capital Sun	Corporate	–	726,918,000	1 and 2
Red China	Corporate	–	726,918,000	1 and 2
Yau Shum Tek, Cindy	Corporate	–	726,918,000	1 and 2

Notes:

1. At 31st March, 2003, Multiple Wealth and Pacific Rim held 192,318,000 ordinary shares and 534,600,000 ordinary shares of the Company respectively. Multiple Wealth and Pacific Rim are wholly-owned subsidiaries of Hastings Gold, which in turn, is a wholly-owned subsidiary of Mainland Talent.

2. Ms. Yau Shum Tek, Cindy wholly owns and controls Red China and Capital Sun. Capital Sun wholly owns Future Star. Each of Red China and Future Star is interested in 50% of the issued share capital of Mainland Talent. Ms. Yau Shum Tek, Cindy is deemed to be interested in 726,918,000 ordinary shares of the Company held by Multiple Wealth and Pacific Rim.

Save as disclosed above, the Company has not been notified of any other interests representing 10% or more of the issued share capital of the Company at 31st March, 2003.

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisting at the end of the year or at any time during the year.

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate sales during the year attributable to the Group's five largest customers comprised approximately 79% of the Group's total turnover and the turnover attributable to the Group's largest customer was approximately 58% of the Group's total turnover.

The aggregate purchases during the year attributable to the Group's five largest suppliers were less than 30% of the Group's purchases.

None of the directors, their associates or any shareholders (which to the knowledge of the directors own more than 5% of the Company's share capital) has any interest in any of the Group's five largest customers or suppliers.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's Articles of Association, or the laws of the Cayman Islands, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

CORPORATE GOVERNANCE

The Company has complied throughout the year ended 31st March, 2003 with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

POST BALANCE SHEET EVENT

Details of a significant post balance sheet event are set out in note 38 to the financial statements.

AUDITORS

A resolution will be submitted to the annual general meeting to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board

Kwong Wai Tim, William
Managing Director

Hong Kong, 23rd July, 2003

德勤 • 關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

TO THE SHAREHOLDERS OF HANSOM EASTERN (HOLDINGS) LIMITED
(Incorporated in the Cayman Islands with limited liability)

We have audited the financial statements on pages 16 to 63 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st March, 2003 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 23rd July, 2003

Consolidated Income Statement

For the year ended 31st March, 2003

	Notes	**2003** **HK$'000**	2002 HK$'000
Turnover	4	**51,493**	240,683
Cost of sales		**(32,965)**	(167,840)
Gross profit		**18,528**	72,843
Other operating income		**(231)**	592
Distribution costs		**–**	(60,325)
Administrative expenses		**(18,757)**	(33,255)
Other operating expenses	6	**(45,467)**	(52,694)
Investment income	7	**2,841**	653
Loss from operations	8	**(43,086)**	(72,186)
Finance costs	10	**(598)**	(2,122)
Gain on disposal of discontinuing operations	11	**–**	24,525
Loss on assignment of loan to a subsidiary		**–**	(4,711)
Loss before taxation		**(43,684)**	(54,494)
Taxation	12	**–**	(190)
Loss before minority interests		**(43,684)**	(54,684)
Minority interests		**–**	(7,009)
Net loss for the year		**(43,684)**	(47,675)
Dividend	13	**–**	–
Loss per share – basic	14	**HK$(0.014)**	HK$(0.022)

CONSOLIDATED BALANCE SHEET

AT 31ST MARCH, 2003

	Notes	2003 HK$'000	2002 HK$'000
Non-current assets			
Investment properties	15	**5,800**	6,000
Property, plant and equipment	16	**1,241**	1,914
Interest in an associate	18	**-**	-
Investments in securities	19	**53,000**	58,000
Intangible asset	21	**33,962**	-
		94,003	65,914
Current assets			
Properties held for resale	22	**-**	30,000
Other receivables	23	**63,677**	5,336
Short-term loans	24	**246,848**	173,543
Deposits made on investments	25	**-**	134,244
Investments in securities	19	**2,519**	-
Notes receivable	20	**-**	55,000
Bank balances and cash		**96,391**	42,404
		409,435	440,527
Current liabilities			
Other payables		**3,690**	2,242
Taxation		**-**	83
Bank and other borrowings	26	**1,580**	-
		5,270	2,325
Net current assets		**404,165**	438,202
Total assets less current liabilities		**498,168**	504,116
Minority interests		**37,736**	-
		460,432	504,116

CONSOLIDATED BALANCE SHEET

AT 31ST MARCH, 2003

	Notes	**2003** **HK$'000**	2002 HK$'000
Capital and reserves			
Share capital	29	**31,161**	31,161
Reserves		**429,271**	472,955
		460,432	504,116

The financial statements on pages 16 to 63 were approved and authorised for issue by the Board of Directors on 23rd July, 2003 and are signed on its behalf by:

Kwong Wai Tim, William
Director

Yau Shum Tek, Cindy
Director

BALANCE SHEET

AT 31ST MARCH, 2003

	Notes	2003 HK$'000	2002 HK$'000
Non-current assets			
Property, plant and equipment	16	**193**	262
Interests in subsidiaries	17	**462,469**	520,304
		462,662	520,566
Current assets			
Other receivables		**57**	148
Bank balances and cash		**32**	2,060
		89	2,208
Current liabilities			
Other payables		**987**	472
Bank and other borrowings	26	**479**	–
		1,466	472
Net current (liabilities) assets		**(1,377)**	1,736
Total assets less current liabilities		**461,285**	522,302
Non-current liability			
Amount due to a subsidiary	27	**892**	–
		460,393	522,302
Capital and reserves			
Share capital	29	**31,161**	31,161
Reserves	31	**429,232**	491,141
		460,393	522,302

Kwong Wai Tim, William
Director

Yau Shum Tek, Cindy
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31ST MARCH, 2003

	Share capital HK$'000	Share premium HK$'000	Translation reserve HK$'000	Goodwill reserve HK$'000	Capital redemption reserve HK$'000	Special reserve HK$'000 (note 31)	Warrant reserve HK$'000 (note 31)	Distri-butable reserve HK$'000 (note 31)	Accumu-lated losses HK$'000	Total HK$'000
THE GROUP										
At 1st April, 2001	86,559	88,098	(359)	4,231	485	35,131	26,754	517,288	(424,387)	333,800
Exchange differences arising on translation of overseas operations and loss not recognised in the income statement	-	-	(226)	-	-	-	-	-	-	(226)
Capital Reduction	(77,903)	-	-	-	-	-	-	77,903	-	-
Placement of shares	1,731	-	-	-	-	-	-	-	-	1,731
Rights issue	20,774	-	-	-	-	-	-	-	-	20,774
Premium arising on issue of shares	-	206,010	-	-	-	-	-	-	-	206,010
Expenses incurred in connection with the issue of shares	-	(6,652)	-	-	-	-	-	-	-	(6,652)
Transfer	-	-	-	-	-	-	(26,754)	-	26,754	-
Reserves released upon disposal of discontinuing operations	-	-	585	(4,231)	-	-	-	-	-	(3,646)
Net loss for the year	-	-	-	-	-	-	-	-	(47,675)	(47,675)
At 31st March, 2002	31,161	287,456	-	-	485	35,131	-	595,191	(445,308)	504,116
Net loss for the year	-	-	-	-	-	-	-	-	(43,684)	(43,684)
At 31st March, 2003	**31,161**	**287,456**	**-**	**-**	**485**	**35,131**	**-**	**595,191**	**(488,992)**	**460,432**

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31ST MARCH, 2003

	Notes	**2003 HK$'000**	2002 HK$'000
OPERATING ACTIVITIES			
Loss before taxation		**(43,684)**	(54,494)
Adjustments for:			
Investment income		**(2,841)**	(653)
Finance costs		**598**	2,122
Depreciation and amortisation		**814**	4,719
Write back of provision for litigation		**-**	(4,325)
Impairment loss recognised in respect of investment securities		**45,000**	37,000
Write down to net realisable value in respect of properties held for resale		**-**	10,000
Allowance for amounts due from associates		**17**	1,780
Deficit arising on valuation of investment properties		**200**	1,680
Loss on disposal of property, plant and equipment		**-**	160
Unrealised loss on other investments		**231**	–
Gain on disposal of discontinuing operations		**-**	(24,525)
Loss on assignment of loan to a subsidiary		**-**	4,711
Operating cash flows before movements in working capital		**335**	(21,825)
Decrease in properties held for resale		**30,000**	9,600
Increase in inventories		**-**	(2,323)
Increase in other receivables		**(29,498)**	(27,831)
Increase in short-term loans		**(73,305)**	(169,529)
Decrease in deposits made on investments		**105,401**	–
Increase in investments in securities		**(42,750)**	(31,534)
Decrease in notes receivable		**55,000**	–
Increase in other payables		**1,448**	25,052
Cash from (used in) operations		**46,631**	(218,390)
Interest paid on bank and other borrowings		**(598)**	(2,107)
Interest paid on obligations under finance leases		**-**	(15)
Dividends paid to minority shareholders		**-**	(24)
Bank and other interest received		**2,841**	653
Overseas tax paid		**(83)**	(107)
NET CASH FROM (USED IN) OPERATING ACTIVITIES		**48,791**	(219,990)
INVESTING ACTIVITIES			
Purchase of property, plant and equipment		**(141)**	(27,707)
Amount advanced to an associate		**(17)**	(17)
Deposits made on acquisition of investments		**-**	(23,986)
Acquisition of a subsidiary	*32*	**-**	(630)
Proceeds from disposal of subsidiaries (net of cash and cash equivalents disposed of)	*33*	**-**	40,403
Proceeds on assignment of loan to a subsidiary		**-**	10,000
Proceeds from disposal of property, plant and equipment		**-**	540
NET CASH USED IN INVESTING ACTIVITIES		**(158)**	(1,397)

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31ST MARCH, 2003

	2003 HK$'000	2002 HK$'000
FINANCING ACTIVITIES		
Injection of capital by a minority shareholder	**3,774**	–
Issue of shares, net of expenses	**-**	221,863
Other borrowings raised	**1,101**	28,440
Repayment of borrowings	**-**	(33)
NET CASH GENERATED FROM FINANCING ACTIVITIES	**4,875**	250,270
NET INCREASE IN CASH AND CASH EQUIVALENTS	**53,508**	28,883
CASH AND CASH EQUIVALENTS AT 1ST APRIL	**42,404**	13,541
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	**-**	(20)
CASH AND CASH EQUIVALENTS AT 31ST MARCH	**95,912**	42,404
Represented by:		
Bank balances and cash	**96,391**	42,404
Bank overdrafts	**(479)**	–
	95,912	42,404

FOR THE YEAR ENDED 31ST MARCH, 2003

1. GENERAL

The Company is an exempted company incorporated in the Cayman Islands with limited liability. The shares of the Company are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company is an investment holding company and provides corporate management services.

The activities of the Company's principal subsidiaries are set out in note 40.

2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAP(s)") issued by the Hong Kong Society of Accountants. The SSAPs that have an impact on the financial statements are:

SSAP 1 (Revised)	Presentation of financial statements
SSAP 11 (Revised)	Foreign currency translation
SSAP 15 (Revised)	Cash flow statements
SSAP 34	Employee benefits

Presentation of financial statements

In accordance with SSAP 1 (Revised), there was an inclusion of the statement of changes in equity in the financial statements. This change has had no effect on the results for the current or prior accounting periods.

Foreign currency translation

The revisions to SSAP 11 have eliminated the choice of translating the income statements of overseas operations at the closing rate, the policy previously followed by the Group. They are now required to be translated at an average rate for the year. This change in accounting policy has not had any material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

Cash flow statements

Under SSAP 15 (Revised), cash flows are classified under three headings - operating, investing and financing, rather than the previous five headings. Interest paid, interest received and dividends paid, which were previously presented under a separate heading, are classified as operating cash flows. Cash flows arising from taxes on income are classified as operating, unless they can be separately identified with investing or financing activities. In addition, the amounts presented for cash and cash equivalents have been amended to exclude short-term loans that are financing in nature.

2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE *(Continued)*

Employee benefits

In the current period, the Group adopted SSAP 34 which introduces measurement rules for employee benefits, including retirement benefit plans. Because the group participates only in defined contribution retirement benefit schemes, the adoption of SSAP 34 has not had any material impact on the financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified for the valuation of investment properties and certain investments in securities, and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March each year.

The results of subsidiaries and associates acquired or disposed of during the year are included in the consolidated income statement from the effective dates of acquisition or up to the effective dates of disposal, as appropriate.

All significant inter-company transactions and balances within the Group are eliminated on consolidation.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition.

Goodwill arising on acquisitions prior to 1st April, 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisitions since 1st April, 2001 is capitalised and amortised on a straight line basis over its useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of a subsidiary is presented separately in the balance sheet.

On disposal of a subsidiary or an associate, the attributable amount of unamortised goodwill is included in the determination of the gain or loss on disposal.

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment losses.

Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates less any identified impairment losses.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuation at the balance sheet date. Any revaluation surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a revaluation deficit on a portfolio basis, in which case the excess of the revaluation deficit over the balance on the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is twenty years or less.

Property, plant and equipment

Property, plant and equipment are stated at cost less depreciation and amortisation and any accumulated impairment losses.

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Property, plant and equipment *(Continued)*

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives and after taking into account their estimated residual values, using the straight line method, at the following rates per annum:

Computer equipment	$33^1/_3$%
Motor vehicles	30%
Fixtures	15% or over the terms of the relevant lease, whichever is shorter.
Others	15%

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Properties held for resale

Properties held for resale are stated at the lower of cost and net realisable value. Cost consists of all expenditure directly attributable to the acquisition and development of the properties plus other direct costs attributable to such properties.

Investments in securities

Investments in securities are recognised on a trade date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the period.

Intangible asset

Intangible asset is measured initially at purchase cost and amortised on a straight line basis over their estimated useful lives.

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Revenue recognition

For properties which are held for resale, revenue is recognised on the execution of a binding sales agreement.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Rental income, including rental invoiced in advance, from properties let under operating leases is recognised on a straight line basis over the terms of the relevant lease.

Sales of investments in securities are recognised on a trade date basis.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as an expense in the year in which they are incurred.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined as no impairment loss had been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Operating leases

Rentals payables under operating leases are charged to the income statement on a straight line basis over the terms of the relevant lease.

Retirement benefits schemes

The retirement benefit costs charged in the income statement represent the contributions payable in respect of the year to the Group's defined contribution scheme and Mandatory Provident Fund ("MPF") Scheme.

Foreign currencies

Transactions in currencies other than Hong Kong dollars are translated into Hong Kong dollars at the rates ruling on the dates of the transactions or at the contracted settlement rate, if appropriate. Monetary assets and liabilities denominated in currencies other than Hong Kong dollars are re-translated at the rates ruling on the balance sheet date. Profits and losses arising on exchange are dealt with in the income statement.

On consolidation, the assets and liabilities of the Group's overseas operations are translated at the rates ruling on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. All exchange differences arising on translation are dealt with in reserves.

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of the resulting timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

4. TURNOVER

Turnover represents the net amounts received and receivable from sales of securities, sales of properties, interest income from provision of finance and notes receivable and property rentals during the year, and is analysed as follows:

	2003	2002
	HK$'000	*HK$'000*
Continuing operations		
Sales of securities	**2,959**	66,259
Sale of properties	**30,000**	9,600
Interest income from provision of finance and notes receivable	**15,607**	11,650
Property rentals	**2,919**	2,119
Dividend income from investments in securities	**8**	–
	51,493	89,628
Discontinuing operations		
Sales of Western and Chinese pharmaceutical and health products and foodstuffs *(note 11)*	**–**	151,055
	51,493	240,683

5. BUSINESS AND GEOGRAPHICAL SEGMENT INFORMATION

During the year, the Group was organised into four main operating segments: provision of finance, trading of securities, property holding and investment and investment activities.

As explained in note 11, the Group ceased its manufacture and sale of Western and Chinese pharmaceutical and health products and foodstuffs operations during the year ended 31st March, 2002.

These divisions are the bases on which the Group reports its primary segment information.

Segment information about these businesses is presented below:

Business segments

	For the year ended 31st March, 2003				
	Provision of finance	**Trading of securities**	**Property holding and investment**	**Investment activities**	**Consolidated**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
SEGMENT REVENUE	**15,528**	**2,959**	**32,919**	**87**	**51,493**
SEGMENT RESULTS	**14,415**	**(177)**	**1,704**	**(47,753)**	**(31,811)**
Unallocated corporate expenses					**(11,275)**
Loss from operations					**(43,086)**
Finance costs					**(598)**
Loss before taxation					**(43,684)**
Taxation					**-**
Loss before minority interests					**(43,684)**
Minority interests					**-**
Net loss for the year					**(43,684)**

5. BUSINESS AND GEOGRAPHICAL SEGMENT INFORMATION *(Continued)*

Business segments *(Continued)*

	At 31st March, 2003				
	Provision of finance	**Trading of securities**	**Property holding and investment**	**Investment activities**	**Consolidated**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
ASSETS					
Segment assets	**263,107**	**2,520**	**38,968**	**197,024**	**501,619**
Unallocated corporate assets					**1,819**
Consolidated total assets					**503,438**
LIABILITIES					
Segment liabilities	**45**	**1,106**	**1,870**	**590**	**3,611**
Unallocated corporate liabilities					**1,659**
					5,270

	For the year ended 31st March, 2003				
	Provision of finance	**Trading of securities**	**Property holding and investment**	**Investment activities**	**Consolidated**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
OTHER INFORMATION					
Capital additions	-	-	-	**34,103**	**34,103**
Depreciation and amortisation	-	-	**208**	**606**	**814**
Deficit arising on valuation of investment properties	-	-	**200**	-	**200**
Impairment loss recognised in respect of investment securities	-	-	-	**45,000**	**45,000**

5. BUSINESS AND GEOGRAPHICAL SEGMENT INFORMATION *(Continued)*

Business segments *(Continued)*

	For the year ended 31st March, 2002					
	Continuing operations				Discontinuing operations	
	Provision of *finance*	Trading of *securities*	Property holding and *investment*	Investment *activities*	Manufacture and sale of Western and Chinese pharmaceutical and health products *and foodstuffs*	*Consolidated*
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
SEGMENT REVENUE	6,533	66,259	11,719	5,117	151,055	240,683
SEGMENT RESULTS	5,869	(9,504)	(11,105)	(34,272)	(12,418)	(61,430)
Unallocated corporate expenses						(10,756)
Loss from operations						(72,186)
Finance costs						(2,122)
Gain on disposal of discontinuing operations						24,525
Loss on assignment of loan to a subsidiary						(4,711)
Loss before taxation						(54,494)
Taxation						(190)
Loss before minority interests						(54,684)
Minority interests						(7,009)
Net loss for the year						(47,675)

5. BUSINESS AND GEOGRAPHICAL SEGMENT INFORMATION *(Continued)*

Business segments *(Continued)*

	At 31st March, 2002					
	Continuing operations				Discontinuing operations	
	Provision of finance	Trading of securities	Property holding and investment	Investment activities	Manufacture and sale of Western and Chinese pharmaceutical and health products and foodstuffs	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
ASSETS						
Segment assets	212,644	2,125	64,125	135,624	87,909	502,427
Unallocated corporate assets						4,014
Consolidated total assets						506,441
LIABILITIES						
Segment liabilities	68	5	1,623	22	-	1,718
Unallocated corporate liabilities						607
						2,325

5. BUSINESS AND GEOGRAPHICAL SEGMENT INFORMATION *(Continued)*

Business segments *(Continued)*

For the year ended 31st March, 2002

	Continuing operations				Discontinuing operations	
	Provision of *finance*	Trading of *securities*	Property holding and *investment*	Investment *activities*	Manufacture and sale of Western and Chinese pharmaceutical and health products *and foodstuffs*	*Consolidated*
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
OTHER INFORMATION						
Capital additions	-	-	735	129	26,843	27,707
Depreciation and amortisation	-	-	91	629	3,999	4,719
Write down to net realisable value in respect of properties held for resale	-	-	10,000	-	-	10,000
Impairment loss recognised in respect of investment securities	-	-	-	37,000	-	37,000
Deficit arising on valuation of investment properties	-	-	1,680	-	-	1,680

5. BUSINESS AND GEOGRAPHICAL SEGMENT INFORMATION *(Continued)*

Geographical segments

The Group's operations are mainly located in Hong Kong and the People's Republic of China, other than Hong Kong (the "PRC").

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods and services:

	Sales revenue by geographical market		**Loss from operations**	
	2003	2002	**2003**	2002
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong	**18,474**	202,555	**(43,809)**	(57,996)
The PRC	**33,019**	21,995	**723**	(12,756)
Asia Pacific (excluding Hong Kong and the PRC)	**-**	5,538	**-**	(1,334)
Others	**-**	10,595	**-**	(100)
	51,493	240,683	**(43,086)**	(72,186)

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible asset, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		**Additions to property, plant and equipment and intangible asset**	
	2003	2002	**2003**	2002
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong	**284,959**	442,908	**141**	20,119
The PRC	**218,479**	63,533	**33,962**	7,251
Asia Pacific (excluding Hong Kong and the PRC)	**-**	–	**-**	321
Others	**-**	–	**-**	16
	503,438	506,441	**34,103**	27,707

6. OTHER OPERATING EXPENSES

	2003	2002
	HK$'000	*HK$'000*
Included in other operating expenses are:		
Impairment loss recognised in respect of investment securities	**(45,000)**	(37,000)
Deficit arising on valuation of investment properties	**(200)**	(1,680)
Allowances for amounts due from associates	**(17)**	(1,780)
Write down to net realisable value in respect of properties held for resale	**-**	(10,000)
Cost for closure of retail outlets	**-**	(6,184)
Write back of provision for litigation	**-**	4,325

7. INVESTMENT INCOME

	2003	2002
	HK$'000	*HK$'000*
Interest income from:		
Banks	**344**	645
Others	**2,497**	8
	2,841	653

8. LOSS FROM OPERATIONS

	2003	2002
	HK$'000	*HK$'000*
Loss from operations has been arrived at after charging:		
Staff costs, including directors' emoluments *(note 9(a))*:		
Salaries and allowances	**7,666**	42,453
Retirement benefits scheme and MPF contributions, no forfeited contributions (2002: net of forfeited contributions HK$377,000)	**254**	1,877
	7,920	44,330
Auditors' remuneration:		
Current year	**903**	868
Underprovision in a prior year	**435**	277
	1,338	1,145
Depreciation and amortisation:		
Assets owned by the Group	**814**	4,691
Assets held under finance leases	**-**	28
Loss on disposal of property, plant and equipment	**-**	160
Unrealised loss on other investments	**231**	-
and after crediting:		
Property rental income, net of outgoings of HK$313,000 (2002: HK$741,000)	**2,606**	1,378

9. EMOLUMENTS OF DIRECTORS AND FIVE HIGHEST PAID INDIVIDUALS

Particulars of the emoluments of the directors and the five highest paid individuals are as follows:

(a) Directors' emoluments

	2003	2002
	HK$'000	*HK$'000*
Fees:		
Executive directors	**–**	–
Independent non-executive directors	**240**	240
	240	240
Other emoluments:		
Executive directors		
Salaries and other benefits	**4,450**	5,070
Retirement benefits scheme and MPF contributions	**166**	189
Independent non-executive directors	**–**	–
	4,616	5,259
	4,856	5,499

The emoluments of the directors are within the following bands:

	Number of directors	
	2003	2002
Nil to HK$1,000,000	**6**	5
HK$1,000,001 to HK$1,500,000	**1**	2
HK$1,500,001 to HK$2,000,000	**1**	1

9. EMOLUMENTS OF DIRECTORS AND FIVE HIGHEST PAID INDIVIDUALS *(Continued)*

(b) Emoluments of the five highest paid individuals

The emoluments of the five highest paid individuals of the Group for the year included four (2002: four) directors of the Company, whose emoluments are included in (a) above. The aggregate emoluments of the remaining individual (2002: one) are as follows:

	2003	2002
	HK$'000	*HK$'000*
Salaries and other benefits	**645**	798
Retirement benefits scheme and MPF contributions	**20**	23
	665	821

Save as disclosed above, during the years ended 31st March, 2003 and 2002, no emoluments were paid by the Group to the five highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss of office.

In addition, during the years ended 31st March, 2003 and 2002, no directors waived any emoluments.

10. FINANCE COSTS

	2003	2002
	HK$'000	*HK$'000*
Interest payable on:		
Bank and other borrowings wholly repayable within five years	**598**	2,107
Obligations under finance leases	**-**	15
	598	2,122

11. DISCONTINUING OPERATIONS

During the year ended 31st March, 2002, the Company disposed of the remaining 51% equity interest in Tung Fong Hung Investment Limited ("TFHI") at a consideration of HK$45,900,000. TFHI was a former intermediate holding company of the Company's subsidiaries which are principally engaged in the business of manufacture and sale of Western and Chinese pharmaceutical and health products and foodstuffs. The transaction was completed on 2nd November, 2001.

The gain on disposal of TFHI amounted to HK$24,525,000, representing the difference between the proceeds of the sale and the carrying amount of the net assets of TFHI together with the attributable translation reserve and negative goodwill which had previously been eliminated against reserves and had not previously been charged or credited to the income statement.

The carrying amounts of the assets and liabilities at the date of disposal of TFHI are set out in note 33.

The consolidated results of TFHI and its subsidiaries for the period up to 2nd November, 2001, the date of discontinuance, which had been included in the consolidated income statement of the Group, were as follows:

	2003	2002
	HK$'000	*HK$'000*
Turnover	–	151,055
Loss from operations	–	(12,418)

12. TAXATION

	2003	2002
	HK$'000	*HK$'000*
The income tax charge comprises:		
Overseas taxation of the Company and its subsidiaries	–	210
Deferred taxation *(note 28)*	–	(20)
	–	190

12. TAXATION *(Continued)*

No provision for Hong Kong Profits Tax has been made as neither the Company nor its subsidiaries had any assessable profit for the year.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

Details of deferred taxation are set out in note 28.

13. DIVIDEND

No dividend was proposed or paid by the Company during the year (2002: nil).

14. LOSS PER SHARE

The calculation of the loss per share for the year is based on the net loss for the year of HK$43,684,000 (2002: HK$47,675,000) and on 3,116,124,045 (2002: weighted average of 2,197,101,754) ordinary shares in issue.

No diluted loss per share was presented for the year ended 31st March, 2002 as the exercise prices of the Company's outstanding share options were higher than the average market price of shares of the Company for that year.

15. INVESTMENT PROPERTIES

	THE GROUP *HK$'000*
VALUATION	
At 1st April, 2002	6,000
Deficit arising on valuation of investment properties	(200)
At 31st March, 2003	5,800

The Group's investment properties, which are rented out or to be rented out under operating leases, are held under long-term land use rights in the PRC.

The Group's investment properties were revalued at 31st March, 2003 by RHL Appraisal Ltd., an independent firm of professional property valuers, on an open market value basis at HK$5,800,000. The deficit arising on revaluation of HK$200,000 was charged to the consolidated income statement.

16. PROPERTY, PLANT AND EQUIPMENT

	THE GROUP				THE COMPANY
	Furniture, fixtures and equipment	Computer equipment	Motor vehicles	Total	Motor vehicles
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
COST					
At 1st April, 2002	1,330	435	1,063	2,828	434
Additions	–	32	109	141	109
At 31st March, 2003	1,330	467	1,172	2,969	543
DEPRECIATION AND AMORTISATION					
At 1st April, 2002	496	168	250	914	172
Provided for the year	296	151	367	814	178
At 31st March, 2003	792	319	617	1,728	350
NET BOOK VALUES					
At 31st March, 2003	**538**	**148**	**555**	**1,241**	**193**
At 31st March, 2002	834	267	813	1,914	262

17. INTERESTS IN SUBSIDIARIES

	2003	2002
	HK$'000	*HK$'000*
Unlisted shares, at cost	**–**	–
Amounts due from subsidiaries, less allowances	**462,469**	520,304
	462,469	520,304

17. INTERESTS IN SUBSIDIARIES *(Continued)*

The amounts due from subsidiaries are unsecured and have no fixed terms of repayment. Out of the balance at 31st March, 2003, an amount of HK$229,757,000 (2002: HK$337,850,000) bears interest at prevailing market rate and the remaining balance is interest-free. In the opinion of the directors, the amounts will not be repayable within twelve months from the balance sheet date and are therefore shown as non-current.

None of the subsidiaries had any debt securities outstanding at the end of the year or at any time during the year.

Details of the Company's principal subsidiaries at 31st March, 2003 are set out in note 40.

18. INTEREST IN AN ASSOCIATE

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
Share of net assets	-	–
Amount due from the associate, less allowances	-	–
	-	–

Details of the Group's associate at 31st March, 2003, which is held indirectly by the Company, are as follows:

Name of associate	**Place of incorporation/ operation**	**Attributable equity interest** %	**Principal activities**
Triple Chain Limited	British Virgin Islands/ Hong Kong	50	Investment in companies engaged in the development, marketing and distribution of application software

19. INVESTMENTS IN SECURITIES

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
Non-current investments:		
Investment securities, at cost		
Overseas unlisted shares *(note i below)*	**135,000**	95,000
Less: Impairment losses recognised	**(82,000)**	(37,000)
	53,000	58,000
Current investments:		
Other investments, at market value		
Hong Kong listed shares *(note ii below)*	**2,519**	–

Notes:

i. The directors of the Company consider that the investment securities are held for long-term strategic purposes. Out of the cost of HK$135,000,000 at 31st March, 2003;

(a) an amount of HK$50,000,000 which represents the Group's investment in an investee company, Hennabun Management Inc. ("HMI"). HMI acts as an investment holding company of companies engaged in the brokerage, commodity trading, margin financing, money lending and corporate finance advisory services.

At 31st March, 2002, an impairment loss of HK$37,000,000 had been recognised in the Group's investment in HMI to restate the carrying value of the investment to its estimated recoverable amount, with reference to the price of the proposed new issue of shares in HMI subsequent to 31st March, 2002.

(b) an amount of HK$45,000,000 which represents the Group's investment in Auto System Limited ("Auto System"). Auto System develops software programme known as the "intelligent home" property management system. It is designed for large residential complex club house, shopping malls, entertainment and recreational centres.

At 31st March, 2003, an impairment loss of HK$45,000,000 had been recognised in the Group's investment in Auto System to restate the carrying value of the investment to its estimated recoverable amount, with reference the financial information of Auto System at the balance sheet date.

(c) an amount of HK$40,000,000 which represents the Group's investment in Xi'an Yizhiliu Pharmaceutical Co., Ltd. (西安一枝刘制药有限公司)("Yizhiliu"), a company established in the PRC. The investment is a 22.5% holding of the registered capital of Yizhiliu. Yizhiliu is not regarded as an associate of the Group as the Group is not in a position to exercise significant influence over its affairs.

ii. At 31st March, 2003, the Group has pledged its other investments with an aggregate carrying amount of HK$2,519,000 to secure the other borrowings of HK$1,101,000.

20. NOTES RECEIVABLE

		THE GROUP	
	Notes	**2003** **HK$'000**	2002 HK$'000
The notes receivable comprise:			
5% convertible note receivable *("5% Note")*	*(a)*	-	2,000
7.5% convertible note receivable *("7.5% Note")*	*(b)*	-	53,000
		-	55,000
Analysed as:			
Within one year and included in current assets		-	55,000

Notes:

(a) The 5% Note was issued on 16th January, 2001 by Asia Orient Holdings Limited ("Asia Orient"), a public company listed on the Stock Exchange, and is redeemable on the second anniversary date of issue (the "5% Note Maturity Date").

The 5% Note was unsecured, bore interest at a rate of 5% per annum and redeemed during the year. Pursuant to the terms of the 5% Note, the Group had the option to convert all or part of the 5% Note into shares of Asia Orient of HK$0.005 each as follows:

(i) at an initial price of HK$0.088, subject to adjustments, at any time during the period from the date of issue up to the date before the first anniversary date of issue; and

(ii) at an initial price of HK$0.09, subject to adjustments, at any time during the period after the first anniversary date of issue up to the 5% Note Maturity Date.

(b) The 7.5% Note was issued on 23rd October, 2000 by Cupac Technology Limited ("Cupac"), and was redeemable on the first anniversary date of issue (the "7.5% Note Maturity Date").

The 7.5% Note bore interest at a rate of 7.5% per annum, was unsecured and guaranteed by a shareholder of Cupac and redeemed during the year. Pursuant to the terms of the 7.5% Note, the Group had the option to convert all or part of the 7.5% Note into shares of Cupac of HK$0.01 each at an initial price of HK$0.80 per share, subject to adjustments, at any time during the period from the date of issue up to the 7.5% Note Maturity Date.

Cupac is a private limited company incorporated in Bermuda. It acts as an investment holding company and holds an investment portfolio of internet-related business.

21. INTANGIBLE ASSET

The intangible asset of the Group represents the technology of global positioning security system which was injected by a minority shareholder of a subsidiary during the year. It was recorded at fair value at the date of injection. The operation of the subsidiary has not commenced and, accordingly, no amortisation of the intangible asset is provided.

The intangible asset is amortised over its estimated useful life of 3 years.

In the opinion of the directors, the underlying value of intangible asset at 31st March, 2003 was not less than its carrying value.

22. PROPERTIES HELD FOR RESALE

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
The Group's properties held for resale are held under the following lease terms:		
Medium-term land use rights in the PRC	–	107,742
Less: Impairment losses recognised	–	(77,742)
	–	30,000

As explained in the Company's circular dated 26th July, 2001, the Group entered into a loan agreement (the "Loan Agreement") with a third party (the "Lender"), pursuant to which the Lender agreed to grant a revolving loan facility to the extent of HK$30,000,000 to the Group and the Group transferred the title of the Group's properties held for resale (with a net carrying value of HK$30,000,000 at 31st March, 2002) to a nominee of the Lender (the "Nominee") as securities for the obligations of the Group under the Loan Agreement. All the proceeds received from the properties will belong to the Group. Upon repayment in full by the Group of all sum due under the Loan Agreement, the Lender shall procure the transfer of the properties back to the Group. There was no drawn down of the loan and the loan agreement was terminated during the year.

During the year, the Group entered into an agreement and disposed of the properties held for resale at a consideration of HK$30,000,000 to the Nominee.

23. OTHER RECEIVABLES

At 31st March, 2003, other receivables of the Group includes sales proceeds on disposal of properties held for resale and a refundable deposit on the cancellation of acquisition of a subsidiary amounting to HK$28,000,000 (2002: nil) and HK$28,843,000 (2002: nil), respectively. Details of the transactions are set out in notes 22 and 25(a).

24. SHORT-TERM LOANS

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
The short-term loans, net of allowances, comprise:		
Unsecured loans	**196,848**	123,543
Secured loan *(note below)*	**50,000**	50,000
	246,848	173,543

The short-term loans bear interest at prevailing market rate and are due for repayment within one year.

The Group negotiates credit period with borrowers according to the credit of individual borrower.

Note: The secured loan is secured by pledge of shares of property holding companies ("Property Companies") which are under the control of the borrowers. Pursuant to the agreement between the Group and the borrowers, the Group was granted a call option to require the borrowers to sell all of the shares of the Property Companies to the Group.

25. DEPOSITS MADE ON INVESTMENTS

		THE GROUP	
	Notes	**2003 HK$'000**	2002 HK$'000
The deposits made on investments comprise:			
Deposits made on acquisition of a subsidiary	(a)	-	87,909
Deposit made on acquisition of a note receivable	(b)	-	22,750
Deposit made on acquisition of a land use right	(c)	-	23,585
		-	134,244

Notes:

(a) The amount represents deposits and related expenses paid for the acquisition of a subsidiary in the PRC.

In January 2001, the Group entered into two conditional agreements (the "Acquisition Agreements") with 河南省義馬市國有資產管理局 (Henan Provincial Yima Municipal State-owned Assets Administration Bureau, "Henan Yima") and 河南省義馬市狂口居委會 (Henan Provincial Yima Municipal Kuangkou Neighbourhood Committee, "Henan Yima Committee") to acquire 91.3% and 8.7% equity interest in 河南興邦藥業有限公司 (Henan Xingbang Pharmacy Limited, "Xingbang Pharmacy") from Henan Yima and Henan Yima Committee, respectively, for a total consideration of RMB146,225,000 (equivalent to HK$136,658,000).

Xingbang Pharmacy is a state-owned limited liability company registered in the PRC and principally engaged in the manufacture, process, sale and export of traditional Chinese medicine in the PRC.

In 2001, deposits amounting to RMB85,131,000 (equivalent to HK$79,561,000) and RMB8,112,000 (equivalent to HK$7,582,000) had been paid by the Group to Henan Yima and Henan Yima Committee, respectively.

As Henan Yima and Henan Yima Committee had not obtained the approval from the relevant authorities in the PRC to complete the Acquisition Agreements, two termination agreements were entered into between the Group and each of Henan Yima and Henan Yima Committee on 29th April, 2002. Pursuant to the termination agreements, the parties agreed to terminate the Acquisition Agreements and Henan Yima and Henan Yima Committee agreed to refund the deposits paid by the Group, plus accrued interest, with an aggregate amount of HK$88,802,000 to the Group.

Details of which are set out in the announcement of the Company dated 29th April, 2002.

(b) The amount outstanding at 31st March, 2002 represented deposit paid for the acquisition of a note receivable to be issued by Cupac.

During the year, the amount was fully refunded, together with the accrued interest, to the Group.

25. DEPOSITS MADE ON INVESTMENTS *(Continued)*

Notes: (Continued)

(c) The amount outstanding at 31st March, 2002 represented deposit paid for the acquisition of a piece of land in the PRC.

In November 2001, the Group entered into an agreement with a third party and pursuant to which the Group agreed to acquire the land for a total consideration of RMB45,009,000 (equivalent to HK$42,461,000). The land is held under a long-term land use right situated in Xian, the PRC. At 31st March, 2002, the Group paid a deposit of RMB25,000,000 (equivalent to HK$23,585,000).

During the year, the acquisition agreement was terminated and full amount was refunded to the Group.

26. BANK AND OTHER BORROWINGS

	THE GROUP		THE COMPANY	
	2003	2002	**2003**	2002
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
The bank and other borrowings, which are due within one year, comprise:				
Secured other borrowings	**1,101**	–	**–**	–
Unsecured bank overdrafts	**479**	–	**479**	–
	1,580	–	**479**	–

27. AMOUNT DUE TO A SUBSIDIARY

The amount due to a subsidiary of the Company is unsecured, interest-free and has no fixed terms of repayment. Having agreed by the subsidiary, the amount will not be repayable within twelve months from the balance sheet date and is therefore shown as non-current.

28. DEFERRED TAXATION

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
At 1st April	**–**	102
Disposal of subsidiaries	**–**	(82)
Credit for the year *(note 12)*	**–**	(20)
At 31st March	**–**	–

28. DEFERRED TAXATION *(Continued)*

At 31st March, 2003, the Group and the Company had an unrecognised deferred taxation asset of HK$4,395,000 (2002: HK$4,834,000) and HK$2,293,000 (2002: HK$2,708,000), respectively, which represents the tax effect of timing differences arising as a result of tax losses available to set off against future assessable profits. These deferred taxation assets have not been recognised in the financial statements as it is uncertain that the assets will be realised in the foreseeable future.

29. SHARE CAPITAL

	Number of ordinary shares	**Amount** *HK$'000*
Authorised:		
Balance at 1st April, 2001, ordinary shares of HK$0.10 each	20,000,000,000	2,000,000
Capital reduction and sub-division	180,000,000,000	–
Balance at 31st March, 2002 and 31st March, 2003, ordinary shares of HK$0.01 each	200,000,000,000	2,000,000
Issued and fully paid:		
Balance at 1st April, 2001, ordinary shares of HK$0.10 each	865,590,015	86,559
Capital reduction	–	(77,903)
Placement of shares	173,118,000	1,731
Rights issue	2,077,416,030	20,774
Balance at 31st March, 2002 and 31st March, 2003, ordinary shares of HK$0.01 each	3,116,124,045	31,161

29. SHARE CAPITAL *(Continued)*

(a) During the year ended 31st March, 2002, the following changes in the share capital of the Company took place:

(i) Pursuant to a special resolution at the extraordinary general meeting of the Company held on 27th February, 2001, the shareholders approved the following:

1. The issued share capital of the Company was reduced from an amount of HK$86,559,000 to HK$8,656,000 by cancelling paid up share capital of the Company to the extent of HK$0.09 on each of the ordinary share in issue so that each issued ordinary share of HK$0.10 in the share capital of the Company treated as one fully paid up ordinary share of HK$0.01 in the share capital of the Company (the "Capital Reduction");

2. The Company applied the credit arising from the Capital Reduction to a distributable reserve of the Company; and

3. Every ordinary share of HK$0.10 in the unissued share capital of the Company were sub-divided into ordinary shares of HK$0.01 each of the Company.

The issued and unissued ordinary shares resulting from the above changes rank pari passu in all respects in accordance with the clauses of the Company's Articles of Association.

On 17th April, 2001, the Grand Court of the Cayman Islands confirmed that the above alternation of the issued capital and unissued capital of the Company were completed.

On 19th April, 2001, the Cayman Islands' Registrar of Companies registered the above alternation of the issued capital and unissued capital of the Company.

(ii) Pursuant to a placing agreement entered into on 28th May, 2001, the Company issued 173,118,000 ordinary shares of HK$0.01 each at a price of HK$0.12 per share. The price of HK$0.12 per share represents a discount of approximately 20% to the closing price of the Company's shares on 28th May, 2001 as quoted on the Stock Exchange. The net proceeds of the placement of approximately HK$20,000,000 was used for additional working capital of the Group.

These new ordinary shares were issued under the general mandate granted to the directors of the Company at the extraordinary general meeting held on 27th February, 2001.

29. SHARE CAPITAL *(Continued)*

(iii) On 24th August, 2001, the shareholders of the Company approved to issue, by way of rights issue (the "Rights Issue"), of 2,077,416,030 rights shares (the "Rights Shares") to the holders of the then existing ordinary shares of HK$0.01 each in the Company at a price of HK$0.10 for one Rights Share, on the basis of two Rights Shares for every one then existing ordinary share of the Company. The net proceeds of the Rights Issue of approximately HK$201,000,000 would be used towards future investment opportunities of the Company.

These new ordinary shares issued during the year ended 31st March, 2002 ranked pari passu with the then existing ordinary shares of the Company in all respects.

30. SHARE OPTION SCHEMES

In order to comply with the requirements of the Rules Governing the Listing of the Securities (the "Listing Rules") on the Stock Exchange, the Company adopted a new share option scheme (the "New Scheme") to replace its original share option scheme adopted on 2nd July, 1999 (the "Old Scheme"). The New Scheme was adopted and the Old Scheme was terminated on 23rd August, 2002 (the "Adoption Date").

The Old Scheme

The Old Scheme was for the primary purpose of providing incentive to directors and eligible employees. The Company was allowed to grant options to any full time employee including executive directors of the Company and its subsidiaries to subscribe for shares of the Company (the "Share(s)"). Upon acceptance of the option, the grantee must pay HK$1 to the Company by way of consideration for the grant.

Options granted were exercisable for a period to be notified by the board of directors of the Company (the "Board") to each grantee and in any event such period of time shall not exceed a period of ten years commencing on the date on which the option was accepted. The maximum number of Shares in respect of which options may be granted shall not exceed 10% of the issued share capital of the Company from time to time.

The subscription price for a Share under the Old Scheme was a price to be determined by the directors of the Company being the higher of the nominal value of the ordinary share of the Company or a price being not less than 80% of the average closing price of the ordinary share of the Company on the Stock Exchange as stated in the Stock Exchange's daily quotation sheets for the five trading days immediately preceding the date of the offer of the options.

30. SHARE OPTION SCHEMES *(Continued)*

The New Scheme

Subject to the provisions of the scheme, the New Scheme shall be valid and effective for a period of 10 years commencing on the Adoption Date. The primary purpose of the New Scheme is to provide participants with the opportunity to acquire proprietary interests in the Company and to encourage participants to work towards enhancing the value of the Company and its Shares for the benefit of the Company and its shareholders as a whole.

The categories of the participants under the New Scheme are any directors (including executive directors, non-executive directors and independent non-executive directors) of the Company and its subsidiaries and employees of the Group and any advisors, consultants, distributors, contractors, suppliers, agents, customers, business partners, joint venture business partners, promoters, service providers to the Group who the Board considers, in its sole discretion have contributed or will contribute to the Group.

The Board may, at its absolute discretion, made an offer to any participant to take up options. An offer is deemed to have been accepted and an option is deemed to have been granted and accepted and shall take effect when the duplicate of the offer letter comprising acceptance of the offer duly signed by the grantee and the remittance of HK$1 by way of consideration for the grant thereof is received by the Company.

The total number of Shares which may be issued upon exercise of all options granted under the New Scheme and other share option scheme(s) of the Company (excluding options elapsed) must not exceed 311,612,404 Shares, being approximately 10% of the total number of Shares in issue on the Adoption Date, except with prior approvals from the Company's shareholders. An option may be exercised during a period to be notified by the Board but may not be exercised after the expiry of 10 years after the date of grant of the option. The maximum number of Shares in respect of which options may be granted to a specifically identified single grantee under the New Scheme shall not (when aggregated with any shares subject to any other share option scheme(s) of the Company) in any 12-month period exceed 1 % of the Shares in issue. Any further grant of options in excess of this limit is subject to shareholders' approval in advance in a general meeting.

The subscription price for shares on the exercise of options under the New Scheme shall be determined by the Board in its absolute discretion but in any event shall not be less than the greater of (i) the closing price of the Shares as stated in the daily quotations sheets issued by the Stock Exchange on the date on which an option is granted; (ii) the average closing price of the Shares as stated in the daily quotations sheets issued by the Stock Exchange for the five business days immediately preceding the date on which an option is granted; and (iii) the nominal value of a Share.

30. SHARE OPTION SCHEMES *(Continued)*

The New Scheme *(Continued)*

There were no options granted either under the Old Scheme or the New Scheme during the year ended 31st March, 2003 and there were no outstanding options as at 1st April, 2002 and 31st March, 2003.

A summary of the movements during the year ended 31st March, 2002 in the share options held by employees (including directors of the Company) granted under the Old Scheme is as follows:

Name of former director	Date of grant	Exercisable period	Exercise price per share	Outstanding at 1.4.2001	Lapsed during the year	Outstanding 31.3.2002
			HK$			
Chan Kwok Hung	27.8.1999	27.8.1999 - 26.8.2004	0.205	8,500,000	(8,500,000)	-
	1.3.2000	2.3.2000 - 1.3.2005	0.453	2,700,000	(2,700,000)	-
Cheung Kwok Wah	8.9.1999	9.9.1999 - 8.9.2004	0.319	2,000,000	(2,000,000)	-
	1.3.2000	2.3.2000 - 1.3.2005	0.453	2,500,000	(2,500,000)	-
Wong Kun To	27.8.1999	27.8.1999 - 26.8.2004	0.205	6,500,000	(6,500,000)	-
	8.9.1999	9.9.1999 - 8.9.2004	0.319	2,000,000	(2,000,000)	-
	1.3.2000	2.3.2000 - 1.3.2005	0.453	2,600,000	(2,600,000)	-
Lam Shan	1.3.2000	2.3.2000 - 1.3.2005	0.453	2,600,000	(2,600,000)	-
Tong Chin Shing	1.3.2000	2.3.2000 - 1.3.2005	0.453	2,500,000	(2,500,000)	-
				31,900,000	(31,900,000)	-
Employees	1.3.2000	2.3.2000 - 1.3.2005	0.453	2,300,000	(2,300,000)	-
Total				34,200,000	(34,200,000)	-

31. RESERVES

	Share premium	Capital redemption reserve	Warrant reserve	Contributed surplus	Distributable reserve	Accumulated losses	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
THE COMPANY							
At 1st April, 2001	88,098	485	26,754	39,521	517,288	(362,186)	309,960
Capital Reduction *(note 29(a)(i))*	-	-	-	-	77,903	-	77,903
Premium arising on issue of shares	206,010	-	-	-	-	-	206,010
Expenses incurred in connection with the issue of shares	(6,652)	-	-	-	-	-	(6,652)
Transfer *(note (d) below)*	-	-	(26,754)	-	-	26,754	-
Net loss for the year	-	-	-	-	-	(96,080)	(96,080)
At 31st March, 2002	287,456	485	-	39,521	595,191	(431,512)	491,141
Net loss for the year	-	-	-	-	-	(61,909)	(61,909)
At 31st March, 2003	**287,456**	**485**	**-**	**39,521**	**595,191**	**(493,421)**	**429,232**

Notes:

(a) The special reserve of the Group represents the difference between the aggregate amount of the share capital and share premium account of a company which was the former holding company of the Group and the nominal value of the Company's shares issued pursuant to the group reorganisation in 1992.

(b) The contributed surplus of the Company represents the difference between the nominal value of the share capital issued by the Company and the underlying net tangible asset value net of pre-acquisition dividends and realised pre-acquisition investment property revaluation reserve of subsidiaries which were acquired by the Company pursuant to the group reorganisation in 1992.

(c) The distributable reserve of the Group and the Company represents the aggregate of the credit arising from the following:

(i) the reduction of nominal value of the consolidated shares from HK$0.10 each to HK$0.002 each by cancelling HK$0.098 paid up on each issued share and the cancellation of share premium account as at 31st October, 1998, after a transfer of HK$607,193,000 towards the elimination of the accumulated losses of the Company as at 31st October, 1998; and

(ii) Capital Reduction during the year ended 31st March, 2002.

(d) The rights attached to the warrants of the Company to subscribe for ordinary shares of the Company expired on 3rd May, 2001 and the balance of the warrant reserve was transferred to accumulated losses accordingly.

32. ACQUISITION OF A SUBSIDIARY

	2003	2002
	HK$'000	*HK$'000*
Asset acquired:		
Property, plant and equipment	**-**	630
Satisfied by:		
Cash	**-**	630

The subsidiary acquired during the year ended 31st March, 2002 did not have significant impact to the revenue or cash flows of the Group for that year.

33. DISPOSAL OF SUBSIDIARIES

	2003	2002
	HK$'000	*HK$'000*
Net assets disposed of:		
Property, plant and equipment	–	44,538
Inventories	–	59,407
Trade and other receivables	–	43,789
Tax recoverable	–	129
Bank balances and cash	–	21,372
Trade and other payables	–	(62,241)
Bank and other borrowings	–	(57,315)
Deferred taxation	–	(82)
Obligations under finance leases	–	(144)
Net assets	–	49,453
Gain on disposal of subsidiaries	–	24,525
Minority interests	–	(24,432)
Negative goodwill realised on disposal	–	(4,231)
Translation reserve realised on disposal	–	585
	–	45,900
Satisfied by:		
Cash consideration received	–	45,900
Analysis of net outflow of cash and cash equivalents in connection with the disposal of subsidiaries:		
Cash consideration received	–	45,900
Bank borrowings	–	15,875
Bank balances and cash disposed of	–	(21,372)
Net inflow of cash and cash equivalents in connection with the disposal of subsidiaries	–	40,403

The subsidiaries disposed of during the year ended 31st March, 2002 contributed HK$151,055,000 to the Group's turnover and HK$12,418,000 to the Group's loss from operations of that year.

34. MAJOR NON-CASH TRANSACTIONS

During the year ended 31st March, 2003, the following major non-cash transactions took place:

(a) The minority shareholder of a subsidiary injected an intangible asset of HK$33,962,000 to the Group.

(b) Reclassification of HK$28,843,000 from deposits made on investments to other receivables.

35. OPERATING LEASE COMMITMENTS

(a) The Group as lessee

	2003	2002
	HK$'000	*HK$'000*
Minimum lease payments paid by the Group under operating leases in respect of premises during the year	**1,012**	24,407

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	2003	2002
	HK$'000	*HK$'000*
Within one year	**857**	937
In the second to fifth year inclusive	**540**	–
	1,397	937

Operating lease payments represent rentals payable by the Group for its office premises, factory premises and retail shops. Leases are negotiated for an average term of two years and rentals are fixed for an average of two years.

35. OPERATING LEASE COMMITMENTS *(Continued)*

(b) The Group as lessor

	2003	2002
	HK$'000	*HK$'000*
Property rental income earned during the year	**2,919**	2,119

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments:

	2003	2002
	HK$'000	*HK$'000*
Within one year	**2,341**	2,980
In the second to fifth year inclusive	**598**	2,536
	2,939	5,516

The Group's properties are expected to generate rental yield of 9.7% (2002: 7.1%) on an ongoing basis. Certain of the properties held have committed tenants for an average of two years.

36. COMMITMENTS

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
Capital expenditure contracted for but not provided in the financial statements in respect of acquisition of property, plant and equipment	**170,913**	18,876

At 31st March, 2003, Sure Success Development Limited ("SSD"), a wholly-owned subsidiary of the Company, had outstanding commitment of HK$170,913,000 for the acquisition of properties in the PRC. SSD was disposed of by the Group on 12th May, 2003. The details of the disposal are set out in note 38.

36. COMMITMENTS *(Continued)*

At 31st March, 2002, the Group had outstanding commitment of HK$49,515,000 in respect of the acquisition of a subsidiary in the PRC *(note 25(a))*.

The Company did not have any significant commitments at the balance sheet date.

37. PENSION SCHEMES

The Group has operated a defined contribution scheme and a MPF Scheme for all employees. Contributions are made based on a percentage of the employees' basic salaries and are charged to the income statement as they become payable in accordance with the rules of the schemes. The assets of the schemes are held separately from those of the Group in an independently-administered fund. The Group's employer contributions are contributed into the schemes in accordance with the rules of the schemes.

38. POST BALANCE SHEET EVENT

On 12th May, 2003, the Group entered into a conditional agreement with a third party, for the disposal of the entire share of SSD at a consideration of HK$500,000.

Details of the transaction are set out in the announcement of the Company on 13th May, 2003.

39. RELATED PARTY TRANSACTIONS

The Group had the following transactions with the related parties:

Name of parties	**Nature of transactions**	**2003** ***HK$'000***	2002 *HK$'000*
Ms. Yau Shum Tek, Cindy and Mr. Wang Chun Lin *(Note)*	Purchase 100% issued share capital of a company	**-**	630

The transactions disclosed above were entered at terms determined and agreed by the Group and the relevant party.

Note: Ms. Yau Shum Tek, Cindy and Mr. Wang Chun Lin are executive director and former director of the Company, respectively.

40. PRINCIPAL SUBSIDIARIES

Details of the Company's principal subsidiaries at 31st March, 2003 are as follows:

Name of subsidiary	Place of incorporation or establishment/ operations	Nominal value of issued and fully paid ordinary share capital/ registered capital	Proportion of nominal value of issued/ registered capital held by the Company		Principal activities
			Directly	Indirectly	
			%	%	
Asia Hunter Global Limited	British Virgin Islands	US$1	100	-	Investment holding
Brilliance Assets Limited	British Virgin Islands	US$1	-	100	Investment holding
East Global Development Limited	British Virgin Islands	US$1	-	100	Investment holding
Eastern Sunny Limited	Hong Kong	HK$2	-	100	Provision of management service
Equity Spin Investments Limited	British Virgin Islands	US$1	100	-	Investment holding
Far Hero Limited	Hong Kong	HK$2	-	100	Property investment
Genesis Sun Holdings Limited	Hong Kong	HK$2	-	100	Investment holding
Globe Concept Holdings Ltd.	British Virgin Islands	US$1	-	100	Investment holding
Goldall International Limited	Hong Kong	HK$100,000	-	100	Provision of management service
Hansom Finance Limited	Hong Kong	HK$2	-	100	Provision of finance
Longsun Ltd.	British Virgin Islands	US$1	100	-	Investment holding
Peking Bay Assets Limited	British Virgin Islands	US$1	-	100	Investment holding

40. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation or *establishment/* operations	Nominal value of issued and fully paid ordinary *share capital/* registered capital	Proportion of nominal value of issued/ *registered capital held* by the Company		Principal activities
			Directly %	Indirectly %	
Shaanxi Weiguang Technology Co., Ltd. *(note i below)*	PRC	RMB120,000,000	-	66.67	Intended to manufacture of global positioning security system and devices
Smart Jump Corporation	British Virgin Islands	US$1	-	100	Trading of securities
SSD	British Virgin Islands	US$1	-	100	Property investment
Time Achieve Profits Limited	British Virgin Islands	US$1	-	100	Investment holding
Top Achievers Co., Ltd.	British Virgin Islands	US$1	-	100	Investment holding
Up Keep Investments Limited	British Virgin Islands	US$1	-	100	Investment holding
Well Faith Ltd.	British Virgin Islands	US$1	-	100	Property holding
Win Advance Development Limited	Hong Kong	HK$2	-	100	Property investment
西安恒盛物業發展有限公司 *(note ii below)*	PRC	HK$25,000,000	-	100	Property holding

Notes:

i. sino-foreign joint venture
ii. wholly foreign-owned enterprise

40. PRINCIPAL SUBSIDIARIES *(Continued)*

None of the subsidiaries had any debt securities subsisting at the end of the year or at any time during the year.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

FINANCIAL SUMMARY

	Year ended 31st March,				
	1999	2000	2001	2002	**2003**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	***HK$'000***
RESULTS					
Turnover	612,939	315,421	322,476	240,683	**51,493**
Loss before taxation	(273,301)	(187,701)	(98,256)	(54,494)	**(43,684)**
Taxation	5,101	(1,635)	(47)	(190)	**–**
Loss before minority interests	(268,200)	(189,336)	(98,303)	(54,684)	**(43,684)**
Minority interests	(599)	(148)	(14,156)	(7,009)	**–**
Net loss for the year	(267,601)	(189,188)	(84,147)	(47,675)	**(43,684)**

	At 31st March,				
	1999	2000	2001	2002	**2003**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	***HK$'000***
ASSETS AND LIABILITIES					
Total assets	795,903	687,848	445,889	506,441	**503,438**
Total liabilities	(379,032)	(293,980)	(80,624)	(2,325)	**(5,270)**
Minority interests	(6,775)	(487)	(31,465)	–	**(37,736)**
Shareholders' funds	410,096	393,381	333,800	504,116	**460,432**

	截至三月三十一日止年度				
	一九九九年	二零零零年	二零零一年	二零零二年	二零零三年
	千港元	千港元	千港元	千港元	千港元
業績					
營業額	612,939	315,421	322,476	240,683	**51,493**
除稅前虧損	(273,301)	(187,701)	(98,256)	(54,494)	**(43,684)**
稅項	5,101	(1,635)	(47)	(190)	**-**
未計少數股東權益前虧損	(268,200)	(189,336)	(98,303)	(54,684)	**(43,684)**
少數股東權益	(599)	(148)	(14,156)	(7,009)	**-**
年度虧損淨額	(267,601)	(189,188)	(84,147)	(47,675)	**(43,684)**

	於三月三十一日				
	一九九九年	二零零零年	二零零一年	二零零二年	二零零三年
	千港元	千港元	千港元	千港元	千港元
資產及負債					
資產總額	795,903	687,848	445,889	506,441	**503,438**
負債總額	(379,032)	(293,980)	(80,624)	(2,325)	**(5,270)**
少數股東權益	(6,775)	(487)	(31,465)	-	**(37,736)**
股東資金	410,096	393,381	333,800	504,116	**460,432**

截至二零零三年三月三十一日止年度

40. 主要附屬公司（續）

於本年度結束時或年內任何時間，附屬公司並無任何債務證券。

董事會認為上表載列之本公司附屬公司為可主要影響本集團之業績或資產之附屬公司。董事會認為，如載列其他附屬公司之詳情將令篇幅過於冗長。

截至二零零三年三月三十一日止年度

40. 主要附屬公司（續）

附屬公司名稱	註冊成立或成立／營運地點	已發行及繳足普通股本／註冊資本面值	本公司持有之已發行／註冊資本面值比例 直接 %	間接 %	主要業務
陝西維光科技有限公司（下文附註i）	中國	人民幣120,000,000元	–	66.67	計劃生產全球定位安全系統及設備
Smart Jump Corporation	英屬處女群島	1美元	–	100	證券買賣
SSD	英屬處女群島	1美元	–	100	物業投資
Time Achieve Profits Limited	英屬處女群島	1美元	–	100	投資控股
Top Achievers Co., Ltd.	英屬處女群島	1美元	–	100	投資控股
Up Keep Investments Limited	英屬處女群島	1美元	–	100	投資控股
Well Faith Ltd.	英屬處女群島	1美元	–	100	持有物業
榮進發展有限公司	香港	2港元	–	100	物業投資
西安恒盛物業發展有限公司（下文附註(ii)）	中國	25,000,000港元	–	100	持有物業

附註：

i. 中外合資企業

ii. 外商獨資企業

截至二零零三年三月三十一日止年度

40. 主要附屬公司

本公司主要附屬公司於二零零三年三月三十一日之資料如下：

附屬公司名稱	註冊成立或成立／營運地點	已發行及繳足普通股本／註冊資本面值	本公司持有之已發行／註冊資本面值比例 直接 %	間接 %	主要業務
Asia Hunter Global Limited	英屬處女群島	1美元	100	–	投資控股
Brilliance Assets Limited	英屬處女群島	1美元	–	100	投資控股
East Global Development Limited	英屬處女群島	1美元	–	100	投資控股
東旭有限公司	香港	2港元	–	100	提供管理服務
Equity Spin Investments Limited	英屬處女群島	1美元	100	–	投資控股
遠雄有限公司	香港	2港元	–	100	物業投資
晉亮集團有限公司	香港	2港元	–	100	投資控股
Globe Concept Holdings Ltd.	英屬處女群島	1美元	–	100	投資控股
金全國際有限公司	香港	100,000港元	–	100	提供管理服務
恒盛財務有限公司	香港	2港元	–	100	提供融資
Longsun Ltd.	英屬處女群島	1美元	100	–	投資控股
Peking Bay Assets Limited	英屬處女群島	1美元	–	100	投資控股

截至二零零三年三月三十一日止年度

36. 承擔(續)

於二零零二年三月三十一日，本集團就收購於中國之附屬公司之未履行承擔為49,515,000港元(附註25(a))。

於結算日，本公司並無任何重大承擔。

37. 退休金計劃

本集團為所有僱員提供界定供款計劃及強積金計劃。供款乃根據計劃規則按僱員基本薪金百分比計算，並於供款應付時計入收入報表。計劃之資產獨立於本集團資產並由一獨立管理之基金持有。本集團之僱主供款乃根據計劃規則供款至計劃內。

38. 結算日後事項

於二零零三年五月十二日，本集團與第三方訂立一份有條件協議，以500,000港元之代價出售SSD之全部股份。

是項交易之詳情載於本公司於二零零三年五月十三日發表之公佈。

39. 有關連人士交易

本集團與有關連人士進行下列交易：

名稱	交易性質	二零零三年 千港元	二零零二年 千港元
邱深笛女士及 王春林先生(附註)	收購一間公司之 全部已發行股本	-	630

上文所披露之交易是根據本集團與有關訂約方所釐定及互相同意之條款訂立。

附註：邱深笛女士及王春林先生分別為本公司之執行董事及前董事。

截至二零零三年三月三十一日止年度

35. 營業租約承擔(續)

(b) 本集團作為出租人

	二零零三年 千港元	二零零二年 千港元
年內賺取之物業租金收入	**2,919**	2,119

於結算日，本集團已就以下未來最低租約付款與租客訂約。

	二零零三年 千港元	二零零二年 千港元
一年內	**2,341**	2,980
第二年至五年內(包括首尾兩年)	**598**	2,536
	2,939	5,516

按持續經營基準預計本集團之物業收益將為9.7%(二零零二年：7.1%)。本集團已就所持有之部份物業與租客訂下平均兩年之租期。

36. 承擔

	本集團	
	二零零三年 千港元	二零零二年 千港元
有關收購物業、廠房及設備已訂約但未在財務報告提撥準備之資本性開支	**170,913**	18,876

於二零零三年三月三十一日，本公司之全資附屬公司Sure Success Development Limited(「SSD」)就收購於中國物業之未履行承擔為170,913,000港元。本集團已於二零零三年五月十二日出售SSD，出售事項之詳情載於附註38。

截至二零零三年三月三十一日止年度

34. 主要非現金交易

截至二零零三年三月三十一日止年度內發生之主要非現金交易如下：

(a) 一家附屬公司之一名少數股東為本集團注入33,962,000港元無形資產。

(b) 28,843,000港元之款額經已由投資按金重新分類為其他應收款項。

35. 營業租約承擔

(a) 本集團作為承租人

	二零零三年 千港元	二零零二年 千港元
年內本集團就物業根據營業租約所支付之最低租約付款	**1,012**	24,407

於結算日，本集團就不可撤銷營業租約所承擔之未來最低租約付款之到期情況如下：

	二零零三年 千港元	二零零二年 千港元
一年內	**857**	937
第二年至五年內（包括首尾兩年）	**540**	–
	1,397	937

營業租約付款指本集團就其辦公室物業、工廠物業及門市店鋪所須付之租金。租期議定平均為兩年，而租金亦按兩年期平均訂定。

截至二零零三年三月三十一日止年度

33. 出售附屬公司

	二零零三年 千港元	二零零二年 千港元
出售資產淨值：		
物業、廠房及設備	-	44,538
存貨	-	59,407
貿易及其他應收款項	-	43,789
可收回稅項	-	129
銀行結餘及現金	-	21,372
貿易及其他應付款項	-	(62,241)
銀行及其他借貸	-	(57,315)
遞延稅項	-	(82)
財務租約承擔	-	(144)
資產淨值	-	49,453
出售附屬公司收益	-	24,525
少數股東權益	-	(24,432)
出售時變現之負商譽	-	(4,231)
出售時變現之換算儲備	-	585
	-	45,900
支付方式：		
已收取之現金代價	-	45,900
出售附屬公司之現金及現金等值物流出淨額分析：		
已收取現金代價	-	45,900
銀行借貸	-	15,875
出售之銀行結餘及現金	-	(21,372)
出售附屬公司之現金及現金等值物流入淨額	-	40,403

截至二零零二年三月三十一日止年度出售之附屬公司對本集團之營業額之貢獻為151,055,000港元，另佔本集團營運虧損12,418,000港元。

截至二零零三年三月三十一日止年度

32. 購入附屬公司

	二零零三年 千港元	二零零二年 千港元
購入資產：		
物業、廠房及設備	-	630
支付方式：		
現金	-	630

截至二零零二年三月三十一日止年度所購入之附屬公司對本集團之收益或現金流量並無任何重大影響。

截至二零零三年三月三十一日止年度

31. 儲備

	股份溢價	股本贖回儲備	認股權證儲備	實繳盈餘	可分派儲備	累積虧損	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
本公司							
於二零零一年四月一日	88,098	485	26,754	39,521	517,288	(362,186)	309,960
削減股本（見附註29(a)(i)）	-	-	-	-	77,903	-	77,903
發行股份帶來之溢價	206,010	-	-	-	-	-	206,010
發行股份之開支	(6,652)	-	-	-	-	-	(6,652)
轉撥（見下文附註(d)）	-	-	(26,754)	-	-	26,754	-
年度虧損淨額	-	-	-	-	-	(96,080)	(96,080)
於二零零二年三月三十一日	287,456	485	-	39,521	595,191	(431,512)	491,141
年度虧損淨額	-	-	-	-	-	(61,909)	(61,909)
於二零零三年三月三十一日	**287,456**	**485**	**-**	**39,521**	**595,191**	**(493,421)**	**429,232**

附註：

(a) 本集團之特殊儲備乃一間公司（本集團之前控股公司）當時之股本及股份溢價總值與本集團根據一九九二年重組時發行之本公司股份面值兩者間之差額。

(b) 本公司之實繳盈餘乃本公司根據本集團於一九九二年重組時所發行之股本面值與當時本公司所收購之附屬公司之有形資產淨值，減去收購前所派股息及於收購前已變現之投資物業重估儲備兩者間之差額。

(c) 本集團及本公司之可分派儲備指產生自下列各項之進賬總額：

(i) 註銷每股面值0.10港元之已合併發行股份之實繳股本每股0.098港元至每股0.002港元而產生之進賬以及註銷於一九九八年十月三十一日之股份溢價賬，經撥入607,193,000港元以對銷本公司於一九九八年十月三十一日之累計虧損後；及

(ii) 截至二零零二年三月三十一日止年度之削減股本。

(d) 本公司認股權證所附帶可認購本公司普通股之權利於二零零一年五月三日屆滿，而認股權證儲備結餘已因而撥至累計虧損。

截至二零零三年三月三十一日止年度

30. 購股權計劃（續）

新計劃（續）

於截至二零零三年三月三十一日止年度內並無根據舊計劃或新計劃授出購股權，而於二零零二年四月一日及二零零三年三月三十一日亦無未行使購股權。

根據舊計劃授出而由僱員（包括董事）持有之購股權於截至二零零二年三月三十一日止年度之變動如下：

前董事姓名	授出日期	可行使期間	每股行使價 港元	於二零零一年四月一日尚未行使	年內失效	於二零零二年三月三十一日尚未行使
陳國鴻	一九九九年八月二十七日	一九九九年八月二十七日至二零零四年八月二十六日	0.205	8,500,000	(8,500,000)	-
	二零零零年三月一日	二零零零年三月二日至二零零五年三月一日	0.453	2,700,000	(2,700,000)	-
張國華	一九九九年九月八日	一九九九年九月九日至二零零四年九月八日	0.319	2,000,000	(2,000,000)	-
	二零零零年三月一日	二零零零年三月二日至二零零五年三月一日	0.453	2,500,000	(2,500,000)	-
黃勤道	一九九九年八月二十七日	一九九九年八月二十七日至二零零四年八月二十六日	0.205	6,500,000	(6,500,000)	-
	一九九九年九月八日	一九九九年九月九日至二零零四年九月八日	0.319	2,000,000	(2,000,000)	-
	二零零零年三月一日	二零零零年三月二日至二零零五年三月一日	0.453	2,600,000	(2,600,000)	-
林汕	二零零零年三月一日	二零零零年三月二日至二零零五年三月一日	0.453	2,600,000	(2,600,000)	-
唐前勝	二零零零年三月一日	二零零零年三月二日至二零零五年三月一日	0.453	2,500,000	(2,500,000)	-
				31,900,000	(31,900,000)	-
僱員	二零零零年三月一日	二零零零年三月二日至二零零五年三月一日	0.453	2,300,000	(2,300,000)	-
總計				34,200,000	(34,200,000)	-

截至二零零三年三月三十一日止年度

30. 購股權計劃(續)

新計劃

在計劃條文規限下，新計劃將於採納日期起計十年內有效。新計劃旨在向參與人提供認購本公司所有權之機會，以及鼓勵參與人致力提高本公司及其股份價值，以符合本公司及其股東之整體利益。

根據新計劃，參與人類別包括本公司及其附屬公司之任何董事(包括執行董事、非執行董事及獨立非執行董事)及本集團之僱員及董事會以完全酌情權認為對本集團作出或將作出貢獻之任何顧問、諮詢人、分銷商、承包商、供應商、代理、客戶、業務夥伴、合營業務夥伴、發起人及服務供應商。

董事會可以全權酌情決定向任何參與人提呈購股權要約。當本公司接獲一式兩份之函件(其中載有經承授人正式簽署之承約書)連同就授出購股權支付本公司之1港元代價匯款後，要約將被視作已獲接納及購股權將被視作已授出、接納及生效。

除非取得本公司股東事先批准，因行使根據新計劃及本公司其他購股權計劃授出之全部購股權(不包括已失效之購股權)而可能發行之股份總數不得超出311,612,404股股份，相等於採納日期之已發行股份總數約10%。購股權之行使期間為董事會知會各承授人之期間，但不得超過授出購股權日期起計10年。於任何12個月期間根據新計劃可授予某一承授人之購股權之股份數目上限(與任何其他購股權計劃項下之股份合計時)不得超過已發行股份之1%。任何進一步授出超逾此上限之購股權須事先在股東大會取得股東批准。

根據新計劃行使購股權時，股份之認購價由董事會全權酌情釐定，惟不可低於下列之較高者：(i)於授出購股權日期股份在聯交所每日報價表所報之收市價；(ii)股份於緊接授出購股權日期前五個營業日在聯交所每日報價表所報之股份平均收市價；及(iii)股份面值。

截至二零零三年三月三十一日止年度

29. 股本(續)

(iii) 於二零零一年八月二十四日，本公司股東批准以供股方式(「供股」)向當時之股東發行每股面值0.01港元之本公司供股股份(「供股股份」)2,077,416,030股，每股供股股份發行價0.10港元，供股比例為當時每持有一股本公司普通股獲兩股供股股份。供股所得款項淨額約201,000,000港元將用於本公司未來之投資機會。

此等於截至二零零二年三月三十一日止年度已發行之普通股與本公司當時現有普通股在各方面享有同等權益。

30. 購股權計劃

為符合聯交所證券上市規則(「上市規則」)之規定，本公司採納新購股權計劃(「新計劃」)以取代於一九九九年七月二日採納之原購股權計劃(「舊計劃」)。新計劃於二零零二年八月二十三日(「採納日期」)採納，舊計劃亦已於同日終止。

舊計劃

舊計劃之主要目的為獎勵董事及合資格僱員。本公司可向本公司及其附屬公司之任何全職僱員(包括執行董事)授予購股權以認購本公司股份(「股份」)。承授人如接納購股權，則須向本公司支付1港元作為獲授購股權之代價。

授出之購股權可於本公司董事會(「董事會」)知會每名承授人之期間行使，惟在任何情況下不得超過購股權獲接納起計十年期間。可授出購股權涉及股份數目，最多不得超逾本公司不時已發行股本之10%。

根據舊計劃，認購股份之價格須由本公司董事會釐定，即本公司普通股之面值或聯交所每日報價表所報緊接授出購股權之日前五個交易日本公司普通股在聯交所所報不少於其平均收市價之80%之較高者。

截至二零零三年三月三十一日止年度

29. 股本(續)

(a) 截至二零零二年三月三十一日止年度，本公司之股本發生之變動如下：

(i) 根據本公司於二零零一年二月二十七日舉行之股東特別大會上通過之一項特別決議案，股東批准下列事項：

1. 透過註銷本公司繳足股本中每股已發行普通股0.09港元，將本公司之已發行股本由86,559,000港元減至8,656,000港元，使本公司股本中每股面值0.10港元之已發行普通股被視為本公司股本中每股面值0.01港元之繳足普通股一股(「削減股本」)；

2. 本公司運用削減股本產生之進賬，撥入本公司之一項可供分派儲備；及

3. 本公司未發行股本中每股面值0.10港元之普通股拆細為本公司每股面值0.01港元之普通股。

上述變動所產生之已發行及未發行普通股，根據本公司組織章程細則之條款，在各方面享有同等權益。

於二零零一年四月十七日，開曼群島大法院確認上述本公司已發行股本及未發行股本之變動已完成。

於二零零一年四月十九日，開曼群島公司註冊處登記上述本公司已發行股本及未發行股本之變動。

(ii) 根據二零零一年五月二十八日訂立之配售協議，本公司發行每股面值0.01港元之普通股173,118,000股，每股作價0.12港元。每股0.12港元之發行價與本公司股份於二零零一年五月二十八日在聯交所錄得之收市價比較，折讓約20%。配售所得款項淨額約20,000,000港元已用作本公司額外營運資金。

此等新普通股根據於二零零一年二月二十七日舉行之股東特別大會上授予董事之一般授權而發行。

截至二零零三年三月三十一日止年度

28. 遞延稅項(續)

於二零零三年三月三十一日，本集團及本公司分別有未確認遞延稅項資產4,395,000港元(二零零二年：4,834,000港元)及2,293,000港元(二零零二年：2,708,000港元)，此反映因可用以抵銷日後應課稅溢利之稅項虧損所引起稅務時差之影響。因未能確定有關利益會否於可見將來變現，故此等遞延稅項資產尚未於財務報告內確認。

29. 股本

	普通股數目	金額
		千港元
法定：		
於二零零一年四月一日之結餘，每股面值0.10港元之普通股	20,000,000,000	2,000,000
削減股本及拆細	180,000,000,000	–
於二零零二年三月三十一日及二零零三年三月三十一日之結餘，每股面值0.01港元之普通股	200,000,000,000	2,000,000
已發行並繳足：		
於二零零一年四月一日之結餘，每股面值0.10港元之普通股	865,590,015	86,559
削減股本	–	(77,903)
配售股份	173,118,000	1,731
供股	2,077,416,030	20,774
於二零零二年三月三十一日及二零零三年三月三十一日之結餘，每股面值0.01港元之普通股	3,116,124,045	31,161

截至二零零三年三月三十一日止年度

25. 收購投資之按金（續）

附註：（續）

(c) 於二零零二年三月三十一日尚未償還款項指就收購於中國一幅土地已付之按金。

於二零零一年十一月，本集團與第三方訂立一份協議，據此，本集團同意以總代價人民幣45,009,000元（相等於42,461,000港元）收購一幅土地。該土地乃根據一項長期土地使用權持有，位於中國西安。於二零零二年三月三十一日，本集團支付按金人民幣25,000,000元（相等於23,585,000港元）。

年內，收購協議已終止且該筆款項已全數退回予本集團。

26. 銀行及其他借貸

	本集團		本公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	千港元	千港元	千港元	千港元
於一年內到期之銀行及其他借貸包括：				
有抵押其他貸款	**1,101**	–	**–**	–
無抵押銀行透支	**479**	–	**479**	–
	1,580	–	**479**	–

27. 欠附屬公司款項

欠本公司附屬公司款項並無抵押，且屬免息及無固定還款期。因得該附屬公司同意後，有關款項並不會在結算日起計十二個月內償還，因此列作非流動負債。

28. 遞延税項

	本集團	
	二零零三年	二零零二年
	千港元	千港元
於四月一日	**–**	102
出售附屬公司	**–**	(82)
年內回撥（附註12）	**–**	(20)
於三月三十一日	**–**	–

截至二零零三年三月三十一日止年度

25. 收購投資之按金

	附註	本集團 二零零三年 千港元	本集團 二零零二年 千港元
收購投資之按金包括：			
收購一間附屬公司已付之按金	(a)	-	87,909
收購應收票據已付之按金	(b)	-	22,750
收購土地使用權已付之按金	(c)	-	23,585
		-	134,244

附註：

(a) 該等款項為就收購中國一間附屬公司已付之按金及有關支出。

於二零零一年一月，本集團與河南省義馬市國有資產管理局(「河南義馬」)及河南省義馬市狂口居委會(「河南義馬居委會」)訂立兩份有條件協議(「收購協議」)，以向河南義馬及河南義馬居委會分別收購河南興邦藥業有限公司(「興邦藥業」)之91.3%及8.7%股權，總代價為人民幣146,225,000元(相等於136,658,000港元)。

興邦藥業為於中國註冊之國有有限責任公司，主要於中國從事製造、加工、銷售及出口傳統中藥。

於二零零一年，本集團已分別向河南義馬及河南義馬居委會分別支付按金人民幣85,131,000元(相等於79,561,000港元)及人民幣8,112,000元(相等於7,582,000港元)。

由於河南義馬及河南義馬居委會尚未自中國有關機關取得批文以完成收購協議，因此，於二零零二年四月二十九日，本集團分別與河南義馬及河南義馬居委會訂立兩份終止協議。根據終止協議，各方均同意終止收購協議，且河南義馬及河南義馬居委會同意向本集團退回本集團所付按金連同應計利息，總額合共88,802,000港元。

有關詳情見本公司於二零零二年四月二十九日發表之公佈。

(b) 該筆於二零零二年三月三十一日尚未償還之款項指就收購將由Cupac發行之應收票據已付之按金。

年內，該筆款項已連同應計利息悉數償還予本集團。

截至二零零三年三月三十一日止年度

23. 其他應收款項

於二零零三年三月三十一日，本集團之其他應收款項包括出售一項持作待轉售物業之所得款項28,000,000港元（二零零二年：無）及取消收購附屬公司之可退回按金28,843,000港元（二零零二年：無）。交易詳情載於附註22及25(a)。

24. 短期貸款

	本集團	
	二零零三年	二零零二年
	千港元	千港元
短期貸款（扣除準備）包括：		
無抵押貸款	**196,848**	123,543
有抵押貸款（附註如下）	**50,000**	50,000
	246,848	173,543

此等短期貸款按現行市場利率計算利息及須於一年內償還。

本集團按個別借款人之信貸與借款人磋商釐定信貸期。

附註：有抵押貸款乃以持有物業公司（「物業公司」）（受借款人之控制）之股份抵押。根據本集團與借款人訂立之協議，本集團獲授一項認購期權，可據此要求借款人須向本集團出售物業公司之所有股份。

截至二零零三年三月三十一日止年度

21. 無形資產

本集團之無形資產代表一家附屬公司之一名少數股東於年內注入之全球定位安全系統技術，並以注入當日之公平值入賬。由於附屬公司尚未開始營運，因此，並無就無形資產計提攤銷。

無形資產按估計使用期3年攤銷。

董事認為，無形資產於二零零三年三月三十一日之相關價值並不低於其賬面值。

22. 持作待轉售物業

	本集團	
	二零零三年	二零零二年
	千港元	千港元
本集團之持作待轉售物業以下列年期之租約持有：		
在中國之中期土地使用權	-	107,742
減：已確認減值虧損	-	(77,742)
	-	30,000

如日期為二零零一年七月二十六日之本公司通函所述，本集團與第三方（「放款人」）訂立貸款協議（「貸款協議」）；據此，放款人同意向本集團授予循環貸款額至30,000,000港元，而本集團則將本集團持作待轉售之物業業權（於二零零二年三月三十一日之賬面淨值為30,000,000港元）轉讓予放款人之代名人（「代名人」），以作保證本集團履行貸款協議下責任之抵押品。物業所收取之全部收益將歸本集團所有。於本集團全數償還貸款協議下須付之總額時，放款人須促使將物業歸還予本集團。該貸款額並未有動用而貸款協議亦已於年內終止。

年內，本集團訂立協議以30,000,000港元之代價將持作待轉售物業售予代名人。

截至二零零三年三月三十一日止年度

20. 應收票據

	附註	本集團 二零零三年 千港元	二零零二年 千港元
應收票據包括：			
年息5厘可換股應收票據（「5厘票據」）	(a)	-	2,000
年息7.5厘可換股應收票據（「7.5厘票據」）	(b)	-	53,000
		-	55,000
分析如下：			
於一年內到期之款項已包括在流動資產內		-	55,000

附註：

(a) 5厘票據乃由滙漢控股有限公司（「滙漢」）於二零零一年一月十六日發行，滙漢為一間於聯交所上市之公司，而5厘票據可於其發行日期起計第二週年（「5厘票據到期日」）贖回。

5厘票據為無抵押，按年息5厘計息並已於年內贖回。根據5厘票據之條款，本集團有權選擇可按下列方式全部或部份轉換5厘票據為滙漢每股面值0.005港元之股份：

(i) 於發行之日期起計直至發行之第一週年日前之期間，隨時按初步價格0.088港元（可予調整）；及

(ii) 於發行之第一週年日起計直至5厘票據到期日之期間，隨時按初步價格0.09港元（可予調整）。

(b) 7.5厘票據乃由Cupac Technology Limited（「Cupac」）於二零零零年十月二十三日發行，並可於其發行日期起計第一週年（「7.5厘票據到期日」）贖回。

7.5厘票據按年息7.5厘計息，為無抵押，並由Cupac之一名股東擔保及已於年內贖回。根據7.5厘票據之條款，本集團有權選擇可於發行之日期起計直至7.5厘票據到期日之期間，隨時按初步價格每股0.80港元（可予調整），全部或部份轉換7.5厘票據為Cupac每股面值0.01港元之股份。

Cupac是於百慕達註冊成立之私人有限公司，為一間投資控股公司並持有互聯網相關業務之投資組合。

截至二零零三年三月三十一日止年度

19. 證券投資

	本集團	
	二零零三年	二零零二年
	千港元	千港元
非流動投資：		
投資證券，按成本值		
海外非上市股份(下文附註i)	**135,000**	95,000
減：已確認減值虧損	**(82,000)**	(37,000)
	53,000	58,000
流動投資：		
其他投資，按市值		
香港上市股份(下文附註ii)	**2,519**	-

附註：

i. 本公司董事認為該等投資證券為長期投資策略而持有。於二零零三年三月三十一日之成本135,000,000港元中：

(a) 50,000,000港元代表本集團投資於一間被投資公司Hennabun Management Inc.(「HMI」)之金額。HMI為多間主要從事經紀、期貨買賣、孖展借貸、借貸業務及企業融資諮詢服務公司之投資控股公司。

於二零零二年三月三十一日，本集團於HMI之投資已確認減值虧損37,000,000港元，此乃參照HMI於二零零二年三月三十一日後擬發行新股之價格以重列此投資之賬面值至其估計可回收數額。

(b) 45,000,000港元代表本集團投資於Auto System Limited(「Auto System」)之金額。Auto System開發名為「智能家居」之物業管理軟件程式。有關軟件專為大型綜合住宅大廈、俱樂部會所、購物商場、娛樂及消閒中心而設。

於二零零三年三月三十一日，本集團於Auto System之投資已確認減值虧損45,000,000港元，此乃參照Auto System於結算日之財務資料以重列此投資之賬面值至其估計可回收數額。

(c) 40,000,000港元代表本集團投資於中國成立之公司－西安一枝刘制葯有限公司(「一枝刘」)之金額。此項投資代表持有一枝刘註冊資本之22.5%。由於本集團無法對一枝刘之事務行使重大影響力，因此一枝刘並不視作本集團之聯營公司。

ii. 於二零零三年三月三十一日，本集團已將賬面總值2,519,000港元之證券投資抵押，作為1,101,000港元之其他借貸之抵押。

截至二零零三年三月三十一日止年度

17. 附屬公司權益（續）

附屬公司欠款均為無抵押及無固定償還年期。於二零零三年三月三十一日之結餘其中229,757,000港元（二零零二年：337,850,000港元）按市場適用利率計息，而餘額均為免息。董事認為，由於款項毋須在結算日後十二個月內償還，故列為非流動資產。

於年終或年內任何時間，附屬公司概無任何未償還之債務證券。

有關本公司主要附屬公司於二零零三年三月三十一日之詳情載於附註40。

18. 聯營公司權益

	本集團	
	二零零三年 千港元	二零零二年 千港元
應佔資產淨值	–	–
聯營公司欠款減準備	–	–
	–	–

本公司間接持有之本集團聯營公司於二零零三年三月三十一日之詳情如下：

聯營公司名稱	註冊成立／營運地點	應佔股本權益 %	主要業務
Triple Chain Limited	英屬處女群島／香港	50	投資於從事應用軟件開發、市場推廣、及分銷之公司

截至二零零三年三月三十一日止年度

16. 物業、廠房及設備

	本集團				本公司
	傢俬、裝置及設備	電腦設備	汽車	總額	汽車
	千港元	千港元	千港元	千港元	千港元
成本值					
於二零零二年四月一日	1,330	435	1,063	2,828	434
添置	–	32	109	141	109
於二零零三年三月三十一日	1,330	467	1,172	2,969	543
折舊及攤銷					
於二零零二年四月一日	496	168	250	914	172
年度準備	296	151	367	814	178
於二零零三年三月三十一日	792	319	617	1,728	350
賬面淨值					
於二零零三年三月三十一日	**538**	**148**	**555**	**1,241**	**193**
於二零零二年三月三十一日	834	267	813	1,914	262

17. 附屬公司權益

	二零零三年	二零零二年
	千港元	千港元
非上市股份，按成本值	**–**	–
附屬公司欠款減準備	**462,469**	520,304
	462,469	520,304

財務報告附註

截至二零零三年三月三十一日止年度

12. 税項（續）

本年度由於本公司及其附屬公司並無應課税溢利，因此並無就香港利得税作出撥備。

海外税項乃按有關司法權區當時税率計算。

遞延税項之詳情載於附註28。

13. 股息

年內，本公司概無擬派或派發任何股息（二零零二年：無）。

14. 每股虧損

年內之每股虧損乃按年度虧損淨額43,684,000港元（二零零二年：47,675,000港元）及已發行普通股3,116,124,045股（二零零二年：加權平均數2,197,101,754股）計算。

由於本公司未行使購股權於截至二零零二年三月三十一日止年度之行使價較本公司股份於該年度之平均市價為高，因而並無呈報該年度之每股經攤薄虧損。

15. 投資物業

	本集團 千港元
估值	
於二零零二年四月一日	6,000
投資物業估值產生之虧損	(200)
於二零零三年三月三十一日	5,800

本集團已根據營運租約出租或將予出租之投資物業持有在中國之長期土地使用權。

本集團之投資物業於二零零三年三月三十一日經由一間獨立專業物業估值公司永利行評值顧問有限公司按公開市值基準估值為5,800,000港元。重估所產生之虧損200,000港元已於綜合收入報表內扣除。

截至二零零三年三月三十一日止年度

11. 已終止業務

截至二零零二年三月三十一日止年度，本公司出售Tung Fong Hung Investment Limited(「TFHI」)餘下51%股本權益，作價45,900,000港元。TFHI乃本公司主要從事製造及銷售中西醫藥及保健產品及食品之各附屬公司之前中介控股公司，該交易於二零零一年十一月二日完成。

出售TFHI收益24,525,000港元，即銷售所得款項與TFHI賬面資產淨值兩者之差額連同因先前已於儲備內撇銷但並未扣自或計入收入報表內之應佔換算儲備及負商譽。

TFHI於出售當日之資產與負債賬面值載於附註33。

已計入本集團綜合收入報表內之TFHI及其附屬公司直至二零零一年十一月二日(終止業務日期)止期間之綜合業績如下：

	二零零三年 千港元	二零零二年 千港元
營業額	-	151,055
營運虧損	-	(12,418)

12. 稅項

	二零零三年 千港元	二零零二年 千港元
所得稅支出包括：		
本公司及其附屬公司之海外稅項	-	210
遞延稅項(附註28)	-	(20)
	-	190

截至二零零三年三月三十一日止年度

9. 董事及五名最高薪酬員工酬金(續)

(b) 五名最高薪酬員工酬金

於本年度，本集團五名最高薪酬員工包括四名(二零零二年：四名)本公司董事，其酬金詳載於上文附註(a)。其餘一名(二零零二年：一名)最高薪酬僱員之酬金總額如下：

	二零零三年 千港元	二零零二年 千港元
薪金及其他福利	**645**	798
退休福利計劃及強積金計劃供款	**20**	23
	665	821

除上文所述者外，截至二零零三年及二零零二年三月三十一日止兩個年度，本集團並無向五名最高薪酬人士(包括董事)支付任何酬金，作為加入本集團之聘金或離職賠償。

此外，截至二零零三年及二零零二年三月三十一日止兩個年度，並無董事於年內放棄收取任何酬金。

10. 財務成本

	二零零三年 千港元	二零零二年 千港元
應付利息包括：		
須於五年內全部償還之銀行及其他借貸	**598**	2,107
財務租約承擔	**–**	15
	598	2,122

截至二零零三年三月三十一日止年度

9. 董事及五名最高薪酬員工酬金

董事及五名最高薪酬人士之酬金詳情如下：

(a) 董事酬金

	二零零三年 千港元	二零零二年 千港元
袍金：		
執行董事	**-**	-
獨立非執行董事	**240**	240
	240	240
其他酬金：		
執行董事		
薪金及其他福利	**4,450**	5,070
退休福利計劃及強積金計劃供款	**166**	189
獨立非執行董事	**-**	-
	4,616	5,259
	4,856	5,499

董事酬金介乎於以下級別：

	董事人數	
	二零零三年	二零零二年
零至1,000,000港元	**6**	5
1,000,001港元至1,500,000港元	**1**	2
1,500,001港元至2,000,000港元	**1**	1

截至二零零三年三月三十一日止年度

8. 營運虧損

	二零零三年 千港元	二零零二年 千港元
營運虧損已扣除下列各項：		
員工成本，包括董事酬金（附註9(a)）：		
薪金及津貼	**7,666**	42,453
退休福利計劃及強積金計劃供款，沒有沒收供款（二零零二年：已扣除沒收供款377,000港元）	**254**	1,877
	7,920	44,330
核數師酬金：		
本年度	**903**	868
往年度準備不足	**435**	277
	1,338	1,145
折舊及攤銷：		
本集團自置資產	**814**	4,691
根據財務租約持有之資產	**-**	28
出售物業、廠房及設備虧損	**-**	160
其他投資之未變現虧損	**231**	-
及計入下列各項：		
物業租金收入，已扣除開支313,000港元（二零零二年：741,000港元）	**2,606**	1,378

截至二零零三年三月三十一日止年度

6. 其他營運開支

	二零零三年 千港元	二零零二年 千港元
其他營運開支包括：		
投資證券之已確認減值虧損	**(45,000)**	(37,000)
投資物業估值產生之虧損	**(200)**	(1,680)
就聯營公司欠款作出撥備	**(17)**	(1,780)
持作待轉售物業撇減至可變現淨值	**-**	(10,000)
關閉零售店之費用	**-**	(6,184)
撥回訴訟之撥備	**-**	4,325

7. 投資收入

	二零零三年 千港元	二零零二年 千港元
利息收入：		
銀行	**344**	645
其他	**2,497**	8
	2,841	653

截至二零零三年三月三十一日止年度

5. 按業務及地區分類資料(續)

地區分類

本集團之業務主要位於香港及中華人民共和國(香港除外,「中國」)。

下表提供按地區市場劃分之本集團銷售分析(不論貨品及服務之來源地):

	按地區市場劃分之銷售收益		營運虧損	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	千港元	千港元	千港元	千港元
香港	**18,474**	202,555	**(43,809)**	(57,996)
中國	**33,019**	21,995	**723**	(12,756)
亞太地區(不包括香港及中國)	**-**	5,538	**-**	(1,334)
其他	**-**	10,595	**-**	(100)
	51,493	240,683	**(43,086)**	(72,186)

以下為按所在地區劃分之分類資產賬面值及物業、廠房及設備以及無形資產添置分析:

	分類資產賬面值		物業、廠房及設備以及無形資產添置	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	千港元	千港元	千港元	千港元
香港	**284,959**	442,908	**141**	20,119
中國	**218,479**	63,533	**33,962**	7,251
亞太地區(不包括香港及中國)	**-**	–	**-**	321
其他	**-**	–	**-**	16
	503,438	506,441	**34,103**	27,707

截至二零零三年三月三十一日止年度

5. 按業務及地區分類資料（續）

業務分類（續）

	截至二零零二年三月三十一日止年度					
	持續經營				已終止業務	
	提供融資	證券買賣	物業持有及投資	投資業務	製造及銷售中西醫藥及保健產品及食品	綜合
	千港元	千港元	千港元	千港元	千港元	千港元
其他資料						
資本性增加	–	–	735	129	26,843	27,707
折舊及攤銷	–	–	91	629	3,999	4,719
持作待轉售物業撇減至可變現淨值	–	–	10,000	–	–	10,000
投資證券之已確認減值虧損	–	–	–	37,000	–	37,000
投資物業估值產生之虧損	–	–	1,680	–	–	1,680

截至二零零三年三月三十一日止年度

5. 按業務及地區分類資料(續)

業務分類(續)

	截至二零零二年三月三十一日					
	持續經營				已終止業務	
	提供融資	證券買賣	物業持有及投資	投資業務	製造及銷售中西醫藥及保健產品及食品	綜合
	千港元	千港元	千港元	千港元	千港元	千港元
資產						
分類資產	212,644	2,125	64,125	135,624	87,909	502,427
未攤分企業資產						4,014
綜合資產總額						506,441
負債						
分類負債	68	5	1,623	22	-	1,718
未攤分企業負債						607
						2,325

截至二零零三年三月三十一日止年度

5. 按業務及地區分類資料(續)

業務分類(續)

截至二零零二年三月三十一日止年度

	持續經營				已終止業務	
	提供融資	證券買賣	物業持有及投資	投資業務	製造及銷售中西醫藥及保健產品及食品	綜合
	千港元	千港元	千港元	千港元	千港元	千港元
分類收益	6,533	66,259	11,719	5,117	151,055	240,683
分類業績	5,869	(9,504)	(11,105)	(34,272)	(12,418)	(61,430)
未攤分企業開支						(10,756)
營運虧損						(72,186)
財務成本						(2,122)
出售已終止業務之收益						24,525
轉讓予一間附屬公司貸款之虧損						(4,711)
除稅前虧損						(54,494)
稅項						(190)
少數股東權益前虧損						(54,684)
少數股東權益						(7,009)
年度虧損淨額						(47,675)

截至二零零三年三月三十一日止年度

5. 按業務及地區分類資料(續)

業務分類(續)

	於二零零三年三月三十一日				
	提供融資	證券買賣	物業持有及投資	投資業務	綜合
	千港元	千港元	千港元	千港元	千港元
資產					
分類資產	**263,107**	**2,520**	**38,968**	**197,024**	**501,619**
未攤分企業資產					**1,819**
綜合資產總額					**503,438**
負債					
分類負債	**45**	**1,106**	**1,870**	**590**	**3,611**
未攤分企業負債					**1,659**
					5,270

	截至二零零三年三月三十一日止年度				
	提供融資	證券買賣	物業持有及投資	投資業務	綜合
	千港元	千港元	千港元	千港元	千港元
其他資料					
資本性增加	-	-	-	**34,103**	**34,103**
折舊及攤銷	-	-	**208**	**606**	**814**
投資物業估值產生之虧損	-	-	**200**	-	**200**
投資證券之已確認減值虧損	-	-	-	**45,000**	**45,000**

截至二零零三年三月三十一日止年度

5. 按業務及地區分類資料

年內，本集團由四個主要營運部分組成：提供融資、證券買賣、物業持有及投資以及投資業務。

誠如附註11所闡釋，本集團於截至二零零二年三月三十一日止年度終止製造及銷售中西醫藥及保健產品及食品業務。

此等部分為本集團呈報其主要分類資料之基準。

此等業務之分類資料呈列如下：

業務分類

	截至二零零三年三月三十一日止年度				
	提供融資	證券買賣	物業持有及投資	投資業務	綜合
	千港元	千港元	千港元	千港元	千港元
分類收益	**15,528**	**2,959**	**32,919**	**87**	**51,493**
分類業績	**14,415**	**(177)**	**1,704**	**(47,753)**	**(31,811)**
未攤分企業開支					**(11,275)**
營運虧損					**(43,086)**
財務成本					**(598)**
除税前虧損					**(43,684)**
税項					**-**
少數股東權益前虧損					**(43,684)**
少數股東權益					**-**
年度虧損淨額					**(43,684)**

截至二零零三年三月三十一日止年度

4. 營業額

營業額指年內之已收及應收證券銷售、物業銷售、提供融資及應收票據之利息收入以及物業租金之淨額，並分析如下：

	二零零三年 千港元	二零零二年 千港元
持續經營		
證券銷售	**2,959**	66,259
物業銷售	**30,000**	9,600
提供融資及應收票據之利息收入	**15,607**	11,650
物業租金	**2,919**	2,119
證券投資之股息收入	**8**	–
	51,493	89,628
已終止業務		
中西醫藥及保健產品及食品銷售（附註11）	**-**	151,055
	51,493	240,683

截至二零零三年三月三十一日止年度

3. 主要會計政策(續)

營運租約

根據營運租約應付之租金乃按有關租約之年期以直線法在收入報表內扣除。

退休福利計劃

於收入報表中扣除之退休福利費用乃指年內應付予本集團定額供款計劃及強制性公積金計劃(「強積金計劃」)之供款。

外幣

以港元以外之貨幣進行之交易乃按交易日之匯率或合約訂明之匯率(倘適用)換算為港元。以港元以外之貨幣計值之貨幣資產及負債,按結算日之匯率換算為港元。因外幣換算而引致之盈虧,均撥入收入報表內處理。

在綜合賬目時,本集團海外業務之資產及負債乃按結算日之匯率換算。收支項目按期內平均匯率換算。因換算而產生之兑換差額均撥入儲備內處理。

税項

税項是按本年度之業績就毋須課税或不獲扣減項目作出調整。若干收入及支出項目在税務與財務報告上,按不同會計期間處理,因此而引致税務時差。時差在税務上之影響,如屬在預見之未來會實現之負債或資產,乃按負債法於財務報告中確認為遞延税項。

截至二零零三年三月三十一日止年度

3. 主要會計政策（續）

收入之確認

持作待轉售之物業，其收益會在簽訂具約束力之銷售協議時確認。

利息收入根據未償還本金按適用利率及時間比例基準計算。

根據營業租約出租之物業，租金收入（包括預先發出發票之租金）以直線法按有關租約年期確認。

出售證券投資之收益於有關之成交日期確認。

投資之股息收入在股東收取股息之權利確立時確認。

借貸成本

收購、建造或生產合資格資產（亦即必須耗用大量時間才可作其擬定用途或銷售之資產）之應佔直接借貸成本，均撥入該等資產作為部份成本。在該等資產大致上可供擬定用途或銷售時，有關借貸成本則不再撥充資產成本。在指定之借款於等候用於購置合資格資產前進行之臨時投資所得之投資收入，於撥入資產成本之借貸成本中扣除。

所有其他借貸成本均確認為其發生年度內支出。

減值

於各結算日，本集團會審核其資產之賬面值，以釐定是否有跡象顯示該等資產已出現減值虧損。倘經估計一項資產之可收回數額低於其賬面值，則將該資產之賬面值削減至其可收回數額。減值虧損立即確認為一項支出。

倘減值虧損隨後撥回，則該資產之賬面值會增加至其可收回數額之經修訂估計價值，惟賬面值之增幅不得超逾過往年度倘無就該資產確認任何減值虧損下所釐定之賬面值。減值虧損撥回立即確認為一項收入。

截至二零零三年三月三十一日止年度

3. 主要會計政策(續)

物業、廠房及設備(續)

物業、廠房及設備乃按其估計可用年期及預留其殘值後，以直線法撥備折舊，以撇銷其成本，所採用之年率如下：

電腦設備	33 1/3%
汽車	30%
裝置	15%或有關租約之年期(以較短者為準)
其他	15%

資產出售或報廢所引致之損益乃按該項資產出售所得款項及賬面值之差額而釐定，並於收入報表內予以確認。

持作待轉售物業

持作待轉售物業乃按成本或可變現淨值兩者之較低者入賬。成本包括收購及發展物業直接應計之所有開支，另加該等物業之其他應計直接成本。

證券投資

證券投資乃按成交日基準入賬，初步以成本計算。

非持有至到期債券之投資列作投資證券及其他投資。

投資證券及已確定為長遠策略而持有之證券，於其後之申報日按成本減任何非臨時性減值虧損計算。

其他投資按公平價值計算，而未實現之溢利或虧損則計入年內之損益淨額。

無形資產

無形資產乃首先按購買價計值，並按估計可使用年期以直線法攤銷。

截至二零零三年三月三十一日止年度

3. 主要會計政策(續)

在附屬公司之投資

在附屬公司之投資乃按成本減任何可識別減值虧損列入本公司之資產負債表內。

在聯營公司之權益

綜合收入報表包括本集團所佔其聯營公司於年內之收購後業績。而於綜合資產負債表，在聯營公司之權益則按本集團所佔有關聯營公司之資產淨值減任何可識別減值虧損入賬。

投資物業

投資物業乃已落成物業，因其投資潛力而持有，任何租金收入均按公平原則磋商釐定。

投資物業乃按於每年結算日所進行之獨立專業估值以公開市值列賬。重估投資物業所產生之任何重估升值或減值乃計入投資物業重估儲備或自其扣除，除非此項儲備之結餘不足以彌補估值所產生之減值，而在此情況下，有關減值所超出投資物業重估儲備整體結餘之部份乃從收入報表扣除。倘先前因減值已從收入報表中扣除而其後產生重估升值，則此項升值乃計入收入報表內，數額以先前所扣除之減少為限。

於出售投資物業時，該項物業應佔投資物業重估儲備之任何結餘均會轉撥收入報表內。

無特定年期之投資物業不作折舊準備，惟當租約剩餘年期為二十年或以下者除外。

物業、廠房及設備

物業、廠房及設備乃按成本減折舊、攤銷及累積減值虧損入賬。

截至二零零三年三月三十一日止年度

2. 採納標準會計實務準則（續）

僱員福利

本集團於本期間採納會計實務準則第34號，據此引入了僱員福利之計量準則，包括退休福利計劃。由於本集團只參與定額供款退休福利計劃，採納會計實務準則第34號對財務報告並無重大影響。

3. 主要會計政策

財務報告乃根據歷史成本法，就投資物業及若干證券投資之重估作出修訂，並根據香港普遍採納之會計準則編製，所採納之主要會計政策如下：

綜合基本準則

綜合財務報告包括本公司及其附屬公司每年截至三月三十一日止之財務報告。

年內所收購或出售之附屬公司及聯營公司，分別按其收購生效日或截至出售生效日止（視情況而定）之業績列入綜合收入報表。

所有集團公司間之重大交易及結餘數目已於綜合賬目時撇除。

商譽

於綜合時產生之商譽乃指收購成本超逾本集團於收購當日所收購附屬公司或聯營公司可識別資產及負債公平價值之權益之差額。

於二零零一年四月一日前因收購而產生之商譽繼續持作儲備，且將於出售有關附屬公司或聯營公司時或商譽被釐定為將予減值時自收入報表中扣除。

於二零零一年四月一日後因收購而產生之商譽以直線法按其可使用經濟年期撥充資本及攤銷。因收購聯營公司而產生之商譽包含於聯營公司賬面值中。因收購附屬公司而產生之商譽則於資產負債表中單獨呈列。

出售附屬公司或聯營公司時，尚未攤銷商譽之應佔數額包含於出售所產生之損益計算中。

財務報告附註

截至二零零三年三月三十一日止年度

1. 概述

本公司為一間於開曼群島註冊成立之受豁免有限公司。本公司之股份在香港聯合交易所有限公司(「聯交所」)上市。

本公司是一間投資控股公司及從事提供企業管理服務。

本公司主要附屬公司之業務載於附註40。

2. 採納標準會計實務準則

於本年度，本集團已首次採納香港會計師公會所頒佈之數項新頒佈及經修訂標準會計實務準則(「會計實務準則」)。對財務報告造成影響之會計實務準則如下：

會計實務準則第1號(經修訂)	財務報告呈述
會計實務準則第11號(經修訂)	外幣換算
會計實務準則第15號(經修訂)	現金流動表
會計實務準則第34號	僱員福利

財務報告呈述

根據會計實務準則第1號(經修訂)，財務報告須收錄權益變動表。該項改變對本會計期間或過往會計期間之業績並無影響。

外幣換算

會計實務準則第11號之修訂已取銷可按期末匯率換算海外業務收入報表之選擇，而此乃本集團過往跟從之政策。此等收入報表現須按平均匯率兑算。該項會計政策之改變對本會計期間或過往會計期間之業績並無任何重大影響。因此，並無須要作出往期調整。

現金流動表

根據會計實務準則第15號(經修訂)，現金流動乃歸列為三大類別、即營運、投資及融資，而非過往之五大類別。過往以獨立分類來呈述之已付利息、已收利息及股息支付，現列為營運現金流動。除非可獨立界定為屬於投資或融資活動，否則收入繳税所產生之現金流動歸列為營運。此外，現金及現金等值物呈述之金額已經修訂，計除本質為融資之短期貸款。

截至二零零三年三月三十一日止年度

	二零零三年 千港元	二零零二年 千港元
融資活動		
少數股東注資	**3,774**	–
發行股份(已扣除開支)	**–**	221,863
新增其他借貸	**1,101**	28,440
償還借貸	**–**	(33)
融資活動所得現金淨額	**4,875**	250,270
現金及現金等值物之增加淨額	**53,508**	28,883
於四月一日之現金及現金等值物	**42,404**	13,541
匯率變動帶來之影響	**–**	(20)
於三月三十一日之現金及現金等值物	**95,912**	42,404
代表：		
銀行結餘及現金	**96,391**	42,404
銀行透支	**(479)**	–
	95,912	42,404

綜合現金流動表

截至二零零三年三月三十一日止年度

	附註	二零零三年 千港元	二零零二年 千港元
營運活動			
除税前虧損		**(43,684)**	(54,494)
就以下項目作出調整:			
投資收入		**(2,841)**	(653)
財務成本		**598**	2,122
折舊及攤銷		**814**	4,719
撥回訴訟之撥備		**-**	(4,325)
投資證券之已確認減值虧損		**45,000**	37,000
持作待轉售物業撇減至可變現淨值		**-**	10,000
就聯營公司欠款作出撥備		**17**	1,780
投資物業估值產生之虧損		**200**	1,680
出售物業、廠房及設備之虧損		**-**	160
其他投資之未變現虧損		**231**	–
出售已終止業務之收益		**-**	(24,525)
轉讓予一間附屬公司貸款之虧損		**-**	4,711
營運資金變動前之營運現金流量		**335**	(21,825)
持作待轉售物業減少		**30,000**	9,600
存貨增加		**-**	(2,323)
其他應收款項增加		**(29,498)**	(27,831)
短期貸款增加		**(73,305)**	(169,529)
收購投資之按金減少		**105,401**	–
證券投資增加		**(42,750)**	(31,534)
應收票據減少		**55,000**	–
其他應付款項增加		**1,448**	25,052
營運所得(所用)現金		**46,631**	(218,390)
銀行及其他借貸之已付利息		**(598)**	(2,107)
財務租約承擔之已付利息		**-**	(15)
支付予少數股東之股息		**-**	(24)
已收銀行及其他利息		**2,841**	653
已付海外税項		**(83)**	(107)
營運活動所得(所用)現金淨額		**48,791**	(219,990)
投資活動			
購置物業、廠房及設備		**(141)**	(27,707)
借予一間聯營公司之款項		**(17)**	(17)
收購投資之按金		**-**	(23,986)
收購一間附屬公司	32	**-**	(630)
出售附屬公司之所得款項(扣除已出售之現金及現金等值物)	33	**-**	40,403
轉讓予一間附屬公司貸款之所得款項		**-**	10,000
出售物業、廠房及設備之所得款項		**-**	540
投資活動所用現金淨額		**(158)**	(1,397)

截至二零零三年三月三十一日止年度

	股本	股份溢價	換算儲備	商譽儲備	股本贖回儲備	特殊儲備	認股權證儲備	可分派儲備	累積虧損	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
						(附註31)	(附註31)	(附註31)		
本集團										
於二零零一年四月一日	86,559	88,098	(359)	4,231	485	35,131	26,754	517,288	(424,387)	333,800
換算海外業務產生之滙兑差額及並無於收入報表確認之虧損	-	-	(226)	-	-	-	-	-	-	(226)
削減股本	(77,903)	-	-	-	-	-	-	77,903	-	-
配售股份	1,731	-	-	-	-	-	-	-	-	1,731
供股	20,774	-	-	-	-	-	-	-	-	20,774
發行股份帶來之溢價	-	206,010	-	-	-	-	-	-	-	206,010
發行股份之開支	-	(6,652)	-	-	-	-	-	-	-	(6,652)
轉撥	-	-	-	-	-	-	(26,754)	-	26,754	-
出售已終止業務而撥回之儲備	-	-	585	(4,231)	-	-	-	-	-	(3,646)
年度虧損淨額	-	-	-	-	-	-	-	-	(47,675)	(47,675)
於二零零二年三月三十一日	31,161	287,456	-	-	485	35,131	-	595,191	(445,308)	504,116
年度虧損淨額	-	-	-	-	-	-	-	-	(43,684)	(43,684)
於二零零三年三月三十一日	**31,161**	**287,456**	**-**	**-**	**485**	**35,131**	**-**	**595,191**	**(488,992)**	**460,432**

資產負債表

於二零零三年三月三十一日

	附註	二零零三年 千港元	二零零二年 千港元
非流動資產			
物業、廠房及設備	16	**193**	262
附屬公司權益	17	**462,469**	520,304
		462,662	520,566
流動資產			
其他應收款項		**57**	148
銀行結餘及現金		**32**	2,060
		89	2,208
流動負債			
其他應付款項		**987**	472
銀行及其他借貸	26	**479**	–
		1,466	472
流動(負債)資產淨值		**(1,377)**	1,736
總資產減流動負債		**461,285**	522,302
非流動負債			
欠附屬公司款項	27	**892**	–
		460,393	522,302
資本及儲備			
股本	29	**31,161**	31,161
儲備	31	**429,232**	491,141
		460,393	522,302

董事
鄺維添

董事
邱深笛

於二零零三年三月三十一日

	附註	二零零三年 千港元	二零零二年 千港元
資本及儲備			
股本	29	**31,161**	31,161
儲備		**429,271**	472,955
		460,432	504,116

第16至63頁所載之財務報告已在二零零三年七月二十三日獲董事會批准及允許發放，並由下列董事代表董事會簽署：

董事 **鄺維添**	董事 **邱深笛**

綜合資產負債表

於二零零三年三月三十一日

	附註	二零零三年 千港元	二零零二年 千港元
非流動資產			
投資物業	15	**5,800**	6,000
物業、廠房及設備	16	**1,241**	1,914
聯營公司權益	18	**-**	-
證券投資	19	**53,000**	58,000
無形資產	21	**33,962**	-
		94,003	65,914
流動資產			
持作待轉售物業	22	**-**	30,000
其他應收款項	23	**63,677**	5,336
短期貸款	24	**246,848**	173,543
收購投資之按金	25	**-**	134,244
證券投資	19	**2,519**	-
應收票據	20	**-**	55,000
銀行結餘及現金		**96,391**	42,404
		409,435	440,527
流動負債			
其他應付款項		**3,690**	2,242
稅項		**-**	83
銀行及其他借貸	26	**1,580**	-
		5,270	2,325
流動資產淨值		**404,165**	438,202
總資產減流動負債		**498,168**	504,116
少數股東權益		**37,736**	-
		460,432	504,116

綜合收入報表

截至二零零三年三月三十一日止年度

	附註	二零零三年 千港元	二零零二年 千港元
營業額	4	**51,493**	240,683
銷售成本		**(32,965)**	(167,840)
毛利		**18,528**	72,843
其他營運收入		**(231)**	592
分銷成本		**-**	(60,325)
行政開支		**(18,757)**	(33,255)
其他營運開支	6	**(45,467)**	(52,694)
投資收入	7	**2,841**	653
營運虧損	8	**(43,086)**	(72,186)
財務成本	10	**(598)**	(2,122)
出售已終止業務之收益	11	**-**	24,525
轉讓予一間附屬公司貸款之虧損		**-**	(4,711)
除税前虧損		**(43,684)**	(54,494)
税項	12	**-**	(190)
少數股東權益前虧損		**(43,684)**	(54,684)
少數股東權益		**-**	(7,009)
年度虧損淨額		**(43,684)**	(47,675)
股息	13	**-**	-
每股虧損－基本	14	**(0.014)港元**	(0.022)港元

德勤•關黃陳方會計師行
Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

致恒盛東方控股有限公司全體股東
（於開曼群島註冊成立之有限公司）

本核數師已完成審核載於第16頁至第63頁內按照香港普遍採納之會計原則而編製之財務報告。

董事及核數師之責任

貴公司之董事須負責編製真實與公平的財務報告。在編製該等財務報告時，董事必須貫徹地採用合適之會計政策。

本行之責任是根據本行審核工作之結果，對該等財務報告表達獨立之意見，並向股東作出報告。

意見之基礎

本行是按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報告所載數額及披露事項有關之憑證，並包括評估董事於編製該等財務報告時所作出之重大估計和判斷、所釐定之會計政策是否適合 貴公司及 貴集團之具體情況，及是否貫徹應用並足夠地披露該等會計政策。

本行在策劃及進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充份憑證，就該等財務報告是否存有重要的錯誤陳述，作出合理之確定。在表達意見時，本行亦已衡量該等財務報告所載之資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立合理之基礎。

意見

本行認為上述之財務報告均真實與公平地反映 貴公司及 貴集團於二零零三年三月三十一日之財務狀況及 貴集團截至該日止年度之虧損及現金流量，並已按照香港公司條例之披露規定而妥善編製。

德勤•關黃陳方會計師行
執業會計師

香港，二零零三年七月二十三日

於本年度內，本集團五大供應商之採購總額佔本集團之採購總額少於30%。

董事、彼等之聯繫人士或據董事所知擁有本公司股本5%以上之股東概無擁有本集團五大客戶或供應商之權益。

購買、出售或贖回本公司之上市證券

本公司或其任何附屬公司於本年度內並無購買、出售或贖回本公司之任何上市證券。

股本優先購買權

本公司之組織章程細則或開曼群島法例中，並無有關股本優先購買權之規定，規定本公司必須按比例向現有股東提呈發售新股份。

公司管治

本公司於截至二零零三年三月三十一日止整個年度內，已一直遵守上市規則附錄14之最佳應用守則。

結算日後事項

結算日後之重大事項，詳情載於財務報告附註38。

核數師

本公司將於應屆股東週年大會上提呈決議案，續聘德勤•關黃陳方會計師行為本公司之核數師。

代表董事會

董事總經理
鄺維添

香港，二零零三年七月二十三日

主要股東

於二零零三年三月三十一日，按本公司根據披露權益條例第16(1)條存置之主要股東登記冊所示，下列機構擁有本公司已發行股本面值10%或以上之權益：

股東名稱	權益之性質	持有本公司普通股數目		附註
		直接權益	被視為擁有之權益	
Multiple Wealth	公司	192,318,000	–	1
Pacific Rim	公司	534,600,000	–	1
Hastings Gold	公司	–	726,918,000	1
Mainland Talent	公司	–	726,918,000	1及2
Future Star	公司	–	726,918,000	1及2
Capital Sun	公司	–	726,918,000	1及2
Red China	公司	–	726,918,000	1及2
邱深笛	公司	–	726,918,000	1及2

附註：

1. 於二零零三年三月三十一日，Multiple Wealth及Pacific Rim分別持有192,318,000股及534,600,000股本公司普通股。Multiple Wealth及Pacific Rim均為Hastings Gold之全資附屬公司，而其則為Mainland Talent之全資附屬公司。

2. 邱深笛女士全資擁有及控制Red China及Capital Sun。Capital Sun全資擁有Future Star。Red China 及Future Star各佔Mainland Talent 50%已發行股本之擁益。邱深笛女士被視為擁有Multiple Wealth及Pacific Rim持有之726,918,000股本公司普通股之權益。

除上文所披露者外，本公司並未獲得知會有任何人士於二零零三年三月三十一日擁有佔本公司已發行股本10%或以上之任何其他權益。

董事於合約中之權益

本公司董事概無於本公司或其任何附屬公司所訂立之重要合約中直接或間接擁有於年終或是年度內任何時間仍然生效之重大權益。

主要客戶及供應商

於本年度內，本集團五大客戶之銷售總額佔本集團之營業總額約79%，而本集團最大客戶之營業額佔本集團之營業總額約58%。

獨立非執行董事須根據本公司組織章程細則第一一二條輪席告退。

所有擬在應屆股東週年大會中連任之董事，概無與本公司或其任何附屬公司訂立不得在一年內由本集團終止而毋須作出賠償(法定賠償除外)之服務合約。

董事於證券之權益.

於二零零三年三月三十一日，各董事於本公司及任何相聯法團(按證券(披露權益)條例(「披露權益條例」)之定義)中，擁有根據披露權益條例第29條須登記於該條例所指之登記冊內之權益，或根據上市規則內上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益列載如下：

董事姓名	權益之性質	持有普通股數目
邱深笛	公司	726,918,000(見下文附註)

附註： 於二零零三年三月三十一日，Multiple Wealth International Limited(「Multiple Wealth」)及Pacific Rim Investment Management Enterprises Limited(「Pacific Rim」)分別持有192,318,000股及534,600,000股本公司普通股。Multiple Wealth及Pacific Rim均為Hastings Gold Limited(「Hastings Gold」)之全資附屬公司，而Hastings Gold則為Mainland Talent Developments Limited(「Mainland Talent」)之全資附屬公司。邱深笛女士全資擁有及控制Red China Holdings Limited(「Red China」)及Capital Sun Industries Limited(「Capital Sun」)。Capital Sun全資擁有Future Star Group Limited(「Future Star」)。Red China及Future Star各佔Mainland Talent 50%已發行股本之擁益。邱深笛女士被視為擁有Multiple Wealth及Pacific Rim持有之726,918,000股本公司普通股之權益。

除上文披露者外，於二零零三年三月三十一日，概無董事或其聯繫人士，於本公司或其任何相聯法團(定義見披露權益條例)之證券中擁有任何權益。

董事購買股份或債券之權利

除上文「購股權計劃」部份披露者外，於年度內任何時間，本公司或其任何附屬公司並無作出任何其他安排，使本公司董事可藉購買本公司或任何其他法人團體之股份或債務證券(包括債券)而獲得利益。此外，並無任何董事或其配偶或未滿十八歲子女擁有任何認購本公司證券之權利或已於年內行使任何該等權利。

除非取得本公司股東事先批准，因行使根據新計劃及本公司其他購股權計劃授出之全部購股權(不包括已失效之購股權)而可能發行之股份總數不得超出311,612,404股股份，相等於採納日期之已發行股份總數約10%。購股權之行使期間為董事會知會各承授人之期間，但不得超過授出購股權日期起計10年。於任何12個月期間根據新計劃可授予某一承授人之購股權之股份數目上限(與任何其他購股權計劃項下之股份合計時)不得超過已發行股份之1%。任何進一步授出超逾此上限之購股權須事先在股東大會取得股東批准。

根據新計劃行使購股權時，股份之認購價由董事會全權酌情釐定，惟不可低於下列之較高者：(i)於授出購股權日期股份在聯交所每日報價表所報之收市價；(ii)股份於緊接授出購股權日期前五個營業日在聯交所每日報價表所報之股份平均收市價；及(iii)股份面值。

年內並無根據舊計劃或新計劃授出購股權，而於二零零二年四月一日及二零零三年三月三十一日亦無未行使購股權。

董事及董事服務合約

本公司在本年度內及截至本報告日期之董事為：

執行董事：
鄺維添(董事總經理)
邱深笛
黎明偉
黎穎恒
王春林　(於二零零二年八月五日辭任)
陳培華　(於二零零二年六月二十日獲委任並於二零零三年一月十五日辭任)

獨立非執行董事：
鄺啟成
林炳昌

根據本公司組織章程細則第一一二條，鄺維添先生及邱深笛女士將於應屆股東週年大會上輪席告退，惟彼等合資格並願意膺選連任。

購股權計劃

為符合香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)之規定，本公司採納新購股權計劃(「新計劃」)以取代於一九九九年七月二日採納之原購股權計劃(「舊計劃」)。新計劃於二零零二年八月二十三日(「採納日期」)採納，舊計劃亦已於同日終止。

舊計劃

舊計劃之主要目的為獎勵董事及合資格僱員。本公司可向本公司及其附屬公司之任何全職僱員(包括執行董事)授予購股權以認購本公司股份(「股份」)。承授人如接納購股權，則須向本公司支付1港元作為獲授購股權之代價。

授出之購股權可於本公司董事會(「董事會」)知會每名承授人之期間行使，惟在任何情況下不得超過購股權獲接納起計十年期間。可授出購股權涉及股份數目，最多不得超逾本公司不時已發行股本之10%。

根據舊計劃，認購股份之價格須由本公司董事會釐定，即本公司普通股之面值或聯交所每日報價表所報緊接授出購股權之日前五個交易日本公司普通股在聯交所所報不少於其平均收市價之80%之較高者。

新計劃

在計劃條文規限下，新計劃將於採納日期起計十年內有效。新計劃旨在向參與人提供認購本公司所有權之機會，以及鼓勵參與人致力提高本公司及其股份價值，以符合本公司及其股東之整體利益。

根據新計劃，參與人類別包括本公司及其附屬公司之任何董事(包括執行董事、非執行董事及獨立非執行董事)及本集團之僱員及董事會以完全酌情權認為對本集團作出或將作出貢獻之任何顧問、諮詢人、分銷商、承包商、供應商、代理、客戶、業務夥伴、合營業務夥伴、發起人及服務供應商。

董事會可以全權酌情決定向任何參與人提呈購股權要約。當本公司接獲一式兩份之函件(其中載有經承授人正式簽署之承約書)連同就授出購股權支付本公司之1港元代價匯款後，要約將被視作已獲接納及購股權將被視作已授出、接納及生效。

董事會報告

董事會同寅謹提呈截至二零零三年三月三十一日止年度之週年報告及已審核之財務報告。

主要業務

本公司為投資控股公司及提供企業管理服務。

本公司其他主要附屬公司於二零零三年三月三十一日之業務載於財務報告附註40。

業績

本集團之本年度業績載於本年報第16頁之綜合收入報表。

本公司於本年度並無宣派股息。董事會建議本年度不派付末期股息。

儲備

本集團及本公司之儲備於年度內之變動，詳情載於第20頁之綜合權益變動表及財務報告附註31。

根據本公司組織章程細則，股息必須從本公司溢利或其他儲備撥付。本公司可供分派予本公司股東之儲備包括股份溢價、股本贖回儲備、實繳盈餘、可分派儲備及累積虧損，於二零零三年三月三十一日之價值合共為429,232,000港元。

投資物業

本集團之投資物業於二零零三年三月三十一日經由一間獨立專業物業估值公司按公開市值基準估值為5,800,000港元。是項估值錄得虧損200,000港元，已於綜合收入報表內扣除。詳情載於財務報告附註15。

物業、廠房及設備

本集團及本公司之物業、廠房及設備於年內之變動詳情，載於財務報告附註16。

股本

本公司股本之詳情載於財務報告附註29。

鄺維添先生，46歲，於二零零零年十一月加入本公司為董事總經理，負責本集團整體之策略計劃及公共關係。鄺先生持有美國俄勒崗州大學工商管理碩士學位，曾於主要之國際金融機構工作，包括萬國寶通銀行、美國信孚銀行、里昂亞洲有限公司及新中港融資有限公司，於銀行及企業融資積逾十五年經驗，及從一九九五年至一九九七年出任香港聯合交易所有限公司理事會成員，並從一九九六年至一九九七年出任香港中央結算有限公司財務委員會之董事及主席。彼從一九九八年八月到二零零零年八月出任139 Holdings Limited之執行董事，及從一九九九年七月至二零零零年三月出任IFTA Pacific Holdings Limited之董事。

邱深笛女士，33歲，於二零零零年十一月加入本公司為執行董事。彼負責本集團整體之管理及行政工作。邱女士畢業於重慶市衛生學校並於中國大陸家用電器貿易及物業發展累積豐富經驗。如董事會報告內「主要股東」一節所披露，邱女士為本公司之主要股東。

黎明偉先生，44歲，於二零零零年十一月加入本公司為獨立非執行董事並於二零零一年一月獲委任為本公司之執行董事。彼負責本集團之業務發展及新項目／投資。彼畢業於香港大學，持有社會科學學士學位。黎先生曾任美國銀行之副總裁，並參與發展銀行之中國大陸業務。彼於銀行業及國際金融方面積逾十八年經驗。

黎穎恒先生，46歲，於二零零零年十一月加入本公司為執行董事。彼負責本集團之企業策劃及司庫。黎先生持有管理學學士學位及為加拿大安大略省Society of Management Accountants之會員。彼於香港及加拿大之管理、融資及企業發展方面積逾二十年經驗。

林炳昌先生，51歲，於二零零零年十一月加入本公司為獨立非執行董事。林先生持有香港中文大學之社會科學學士學位。彼為一位律師及為林炳昌律師事務所之獨資經營者。彼亦為香港多間上市公司，包括金源米業國際有限公司、僑威集團有限公司、毅力工業集團有限公司、互聯控股有限公司、確利達國際控股有限公司及合一投資控股有限公司之獨立非執行董事。

鄺啟成先生，44歲，於二零零一年二月加入本公司為獨立非執行董事。鄺先生畢業於加拿大英屬哥倫比亞省Simon Fraser University，獲頒文學學士學位。彼曾多年在香港主要國際銀行內之借貸部門及中國部門擔任高級職位。過去九年，彼曾於香港、加拿大及英國逾十間公眾上市公司擔任執行董事。鄺先生於企業融資及銀行業務方面累積豐富經驗。彼曾獲委任為一九九五年至一九九六年湖北省之中國政協委員，並為湖北省商會之榮譽顧問。鄺先生現為香港上市公司漢基控股有限公司之主席及執行董事。

全體執行董事均被視為本集團之高級管理層。

管理層報告

外匯管理

本集團之資產與負債及商業交易主要以港元及人民幣計賬及進行。由於港元兑人民幣匯率一直保持穩定，故董事認為本集團所面對之外匯風險不大。

股東資金

於二零零三年三月三十一日，本集團股東資金達460,432,000港元(二零零二年：504,116,000港元)，相等於本公司每股股份資產淨值約14.8港仙(二零零二年：16.2港仙)。股東資金減少，乃因本集團於本年度錄得虧損所致。

業務前景

於回顧年度，管理層致力重整本集團之投資組合，以望提升本集團之整體表現。管理層之首要目標為提升各現有業務之盈利及增長，以及發掘具備優厚潛力，預期可為本集團大幅增值之新項目。展望將來，本集團將繼續以審慎態度發掘中港兩地之吸引投資機會，特別是可把握中國經濟持續強勁增長以及受惠於更緊密經貿關係安排下之寶貴商機。

致謝

回顧年度對本集團而言乃充滿挑戰的另一年。本人謹代表董事會就管理層及員工於年內一直全力以赴、辛勤工作致以衷心感謝，並寄望來年大家對本集團繼續作出支持。

代表董事會

董事總經理
鄺維添

香港，二零零三年七月二十三日

僱員及薪酬政策

於二零零三年三月三十一日，本集團包括董事在內有僱員約20名，於本年內錄得之員工成本(包括董事酬金)為7,920,000港元(二零零二年：44,330,000港元)。員工成本下降主要為於二零零一年十一月出售PHF業務後人手大幅削減所致。

本集團之薪酬政策按僱員之資歷、經驗、工作表現以及整體市場趨勢釐定。僱員薪酬一般會每年檢討，制訂薪酬福利，包括購股權之授予，乃以推動個人工作表現及對本集團作出貢獻為宗旨。

財務回顧

流動資金及財務資源

於整個年度，本集團流動資金繼續保持充裕。於二零零三年三月三十一日，本集團流動資產淨值達404,165,000港元(二零零二年：438,202,000港元)，銀行結餘及現金合共96,391,000港元(二零零二年：42,404,000港元)，較去年增加127%。其增加主要為本集團所持之可換股票據投資均被贖回及獲退回若干於去年就投資項目支付之按金所致。本集團盈餘現金於適當情況時已存於銀行作定期存款以賺取利息。

本集團於二零零三年三月三十一日亦處於淨現金狀況，銀行結餘及現金(已扣除銀行借貸)相等於95,912,000港元。本集團之銀行借貸為無抵押銀行透支479,000港元，乃以港元計值及按一般商業浮動利率計息。本集團於年結日手頭未動用之銀行融通額共有約4,500,000港元。

鑑於手頭流動資產以及可動用之銀行融通額，董事認為本集團有充裕財務資源應付其持續營運需求。

資產抵押

於二零零三年三月三十一日，賬面總值2,519,000港元之上市證券乃為一家證券公司根據正常證券買賣安排下授出之孖展額度之抵押品。此項孖展貸款乃以一般商業利率計息。

資本承擔

於二零零三年三月三十一日，本集團有未履行承擔170,913,000港元，乃為中國深圳滙港名苑部分購物商場收購協議項下之應付代價總額。如上文提及，本集團於二零零三年五月訂約出售一間擁有權利收購上述物業之附屬公司，代價為現金500,000港元及於利潤分攤安排下之利益。出售該附屬公司後，本集團於上述收購協議項下並無任何其他責任。

證券買賣

年內，本集團並不活躍於其證券業務，主要為香港經濟與投資市場充斥多項不明朗因素所致。出售證券之營業額減少至2,959,000港元(二零零二年：66,259,000港元)，而此業務亦錄得小額虧損177,000港元(二零零二年：9,504,000港元)。

物業持有及投資

本集團之物業業務錄得溢利1,704,000港元，相對於去年錄得之11,105,000港元虧損。此業務能夠轉虧為盈，歸因於本年度並無出現於去年錄得合計11,680,000港元之撥備及估值虧損，以及本年度收取之租金收入上升所致。

年內，本集團訂約出售其於中國深圳市信興廣場之辦公室及公寓單位，作價30,000,000港元，相等於該等持作待轉售物業之合計賬面值。董事認為，出售該等物業符合本集團之最佳利益，因該等物業之升值潛力有限，而出售該等物業可讓本集團重新調配財務資源，發展其他有利可圖之商機。年內收到為數2,000,000港元之按金，其餘28,000,000港元之代價在結算日列作其他應收款項並已在其後結清。

二零零三年五月，本集團訂立另一份協議，出售一家擁有收購深圳滙港名苑部份購物商場權利之附屬公司，代價為現金500,000港元及於利潤分攤安排下之利益，詳情請參閱本公司於二零零三年五月十三日發表之公佈。

投資業務

投資業務之收入減至87,000港元(二零零二年：5,117,000港元)，主要因為本集團持有之所有可換股票據投資已於年內被贖回。本集團投資業務之整體虧損為47,753,000港元(二零零二年：34,272,000港元)，主要來自對一家軟件公司投資作出之減值撥備。該公司主力為大型住宅物業項目設計物業管理系統，並積極發展中國物業市場，惟該公司在達到其業務目標之過程中面對不少困難，包括就產品之價格與質素所面對之激烈競爭。鑑於軟件公司不明確之營商前景及疲弱之財政狀況，董事決定就此項投資作出45,000,000港元減值撥備。

全年業績

截至二零零三年三月三十一日止年度，本集團錄得營業額51,493,000港元(二零零二年：240,683,000港元)及虧損43,684,000港元(二零零二年：47,675,000港元)。每股虧損為1.4港仙(二零零二年：2.2港仙)。本年度之營業額減少，原因為於二零零一年十一月出售經錄得虧損的醫藥、保健產品及食品(「PHF」)業務之銷售收益佔本集團去年營業額之重大部份，至於年度虧損方面，則較去年減少8%，主要為本集團投資業務整體錄得之虧損。

本公司董事(「董事」)建議不派付本年度之末期股息。

營運回顧

於回顧年度，本集團繼續專注於四大業務範疇，即提供融資、證券買賣、物業持有及投資以及投資業務。本公司擁有66.7%權益並於中華人民共和國(「中國」)從事製造全球定位安全系統及設備之一家附屬公司已按計劃籌建生產設施，並預期將於來年全面投產。

年內，本集團作出一項新投資，以代價40,000,000港元收購一家製藥公司－西安一枝刘制药有限公司(「一枝刘」)之22.5%權益。一枝刘之營運設立於中國西安市，現時在中國超過30個省份、自治區及市發售及分銷逾10種醫療產品。一枝刘之生產廠房達到藥品生產質量管理規範之標準(GMP)，產品主要用於治療心臟、腦、血管及消化系統，而其亦有生產營養補充產品。一枝刘於一九九一年成立，於過往數年一直錄得盈利。

與去年比較，本集團之營業額、銷售成本及行政開支均錄得相當減幅，另亦無錄得分銷成本。如上文提及，主要為出售錄得虧損之PHF業務所致，而此亦有助本集團之營運虧損削減40%至43,086,000港元(二零零二年：72,186,000港元)。

提供融資

本集團之放款業務繼續表現出色。此業務之營業額與溢利分別升至15,528,000港元(二零零二年：6,533,000港元)及14,415,000港元(二零零二年：5,869,000港元)，較去年躍升138%及146%。由於此業務於年內一直表現突出，本集團已增調財務資源發展此業務，而貸款組合亦因此較去年擴大。董事將密切監控此業務之表現，以保持此業務對本集團未來業績之利潤貢獻。

股東週年大會通告

茲通告恒盛東方控股有限公司（「本公司」）謹訂於二零零三年九月五日（星期五）上午九時正假座香港北角城市花園道9號城市花園酒店宴會廳3號廳舉行股東週年大會，藉以處理下列事項：

1. 省覽及接納本公司截至二零零三年三月三十一日止年度之經審核財務報告及董事會與核數師報告。

2. 重選本公司董事及釐定其酬金。

3. 續聘德勤•關黃陳方會計師行為本公司核數師，並授權本公司董事會釐定其酬金。

承董事會命
恒盛東方控股有限公司
董事總經理
鄺維添

香港，二零零三年七月二十三日

附註：

1. 本公司將於二零零三年九月三日（星期三）至二零零三年九月五日（星期五）（包括首尾兩日）暫停辦理股東登記手續，期內將不會辦理任何股份過戶登記手續。所有過戶文件，連同有關股票必須不遲於二零零三年九月二日（星期二）下午四時正前交回本公司之股份過戶登記處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方合乎資格成為本公司股東，有權出席股東週年大會及在會上投票。

2. 委任代表書必須由委任人或獲其書面授權之代理人親筆簽署，方為有效；委任人如為公司，則委任代表書須加蓋公司印鑑或經由高級職員或獲正式授權人士親筆簽署後，方為有效。

3. 凡有權出席本公司大會並於會上投票之本公司任何股東，均有權委任另一名人士為其受委代表，代其出席及投票。根據本公司之組織章程細則獲正式委任之代表有權在大會上舉手投票。於投票表決時，股東亦可親身或委派代表投票。受委代表毋須為本公司股東。股東可委任超過一名受委代表出席同一次大會。

4. 委任受委代表之文據及經簽署之授權書或其他授權文件（如有）或經由公證人簽署證明之授權書或授權文件副本，最遲須於大會或續會或投票表決（視情況而定）指定舉行時間48小時前送達本公司之股份過戶登記處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，該等文據所委任之人士才有權投票，如未依上列指示送交有關文據，代表委任表格即不被視為有效。

5. 倘為任何股份之聯名登記持有人，則任何一名該等人士均可親身或委派代表出席大會就有關該等股份投票，猶如其為唯一有權投票者；惟倘多於一名聯名持有人親身或委派代表出席大會，則只有在股東名冊上就該等股份排名首位之持有人方有權就該等股份投票。

6. 本年報隨附股東週年大會上適用之代表委任表格。

公司資料

董事會

執行董事

鄺維添(董事總經理)
邱深笛
黎明偉
黎穎恒

獨立非執行董事

林炳昌
鄺啟成

公司秘書

李業華

核數師

德勤‧關黃陳方會計師行

主要往來銀行

香港上海滙豐銀行有限公司
中國銀行(香港)有限公司
永亨銀行有限公司

主要法律顧問

香港
齊伯禮律師行

開曼群島
Maples and Calder

註冊辦事處

P.O. Box 309
George Town
Grand Cayman
Cayman Islands
British West Indies

主要辦事處

香港
灣仔
港灣道26號
華潤大廈26樓
2601至2603室

香港股份過戶登記處

秘書商業服務有限公司
香港
灣仔
告士打道56號
東亞銀行港灣中心地下

網址

http://www.hansomeastern.com

股份買賣

香港聯合交易所有限公司(股份編號:279)

美國存託憑證(股份代號:HEGGY)

目錄



恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED

(於開曼群島註冊成立之有限公司)

年　報
2002/2003